PE
12-31-01

02030730

FIRST KEYSTONE CORPORATION

ANNUAL 2001 REPORT

The Corporation

First Keystone Corporation is a bank holding company incorporated under the Pennsylvania Business Corporation Laws. Its assets consist primarily of the assets of its wholly-owned subsidiary, The First National Bank of Berwick.

The First National Bank of Berwick serves Columbia, Montour, and Luzerne Counties. The Bank engages in general banking business and also provides fiduciary services.

Corporation's Annual Report and Form 10-K

A copy of the Corporation's Annual Report and Form 10-K, as filed with the Securities and Exchange Commission, will be furnished upon request. Address requests to:

J. Gerald Bazewicz, President
First Keystone Corporation
P. O. Box 289
Berwick, PA 18603-0289
Telephone: (570) 752-3671

Annual Meeting

The Annual Meeting of shareholders will be held on April 16, 2002, at 10:00 a.m. The location will be at the Main Office of The First National Bank of Berwick, located at 111 West Front Street, Berwick, Pennsylvania.

Contents

SUMMARY OF SELECTED FINANCIAL DATA

(Amounts in thousands, except per share)

	2001	2000	1999	1998	1997
SUMMARY OF OPERATIONS					
Interest income	$ 26,836	$ 25,650	$ 23,172	$ 20,703	$ 19,345
Interest expense	14,465	13,995	11,888	10,329	9,381
Net interest income	12,371	11,655	11,284	10,374	9,964
Provision for loan losses	610	425	325	275	325
Investment securities gains (losses)	278	113	124	179	68
Net income	$ 5,433	$ 5,208	$ 5,160	$ 4,888	$ 4,660
PER COMMON SHARE					
Net income	$ 1.92	$ 1.84	$ 1.80	$ 1.67	$ 1.59
Cash dividends	.81	.77	.70	.59	.47
BALANCE SHEET DATA					
Assets	$393,472	$360,342	$333,516	$303,028	$267,399
Investment securities	184,107	156,438	135,031	130,686	98,459
Net loans	195,302	187,969	182,631	159,112	149,780
Deposits	294,681	271,473	244,680	247,092	217,647
Stockholders' equity	39,696	36,658	29,358	33,753	31,818
PERFORMANCE RATIOS					
Return on average assets	1.41%	1.52%	1.58%	1.72%	1.83%
Return on average equity	13.85%	16.55%	16.12%	14.68%	15.92%
Dividend payout ratio	42.24%	41.90%	38.72%	35.32%	29.76%
Average equity to average assets ratio	10.16%	9.20%	9.78%	11.72%	11.49%



Our Sincerest Thank You to Sally A. Rishkofski

Following a banking career that spans 42 years of outstanding service, Sally A. Rishkofski retired as Vice President of The First National Bank of Berwick on February 28, 2002. Known for her compassionate management style, she fostered an environment of trust, excellent customer service, and open communication.

On both a personal and professional level, Sally demonstrated character, integrity, team spirit, and a sense of humor. As a leader, she helped forge First National's success, and her years of dedication will continue to benefit our organization for years to come.

Thank you, Sally, for your many contributions, and may you enjoy a healthy and happy retirement.

First Keystone Corporation and its principal subsidiary, The First National Bank of Berwick, enjoyed another excellent year in 2001. Net income reached a new record level of $5,433,000 for the year ended December 31, 2001, marking the 19th consecutive year that earnings have increased. Earnings per share were $1.92 in 2001 as compared to $1.84 in 2000. Our return on average assets of 1.41% and return on average equity of 13.85% compare favorably with similar financial institutions and rank us among peers as high performing.

Once again, cash dividends per share increased. Total cash dividends amounted to $.81 in 2001, up from $.77 in 2000, an increase of 5.2%. Total assets and total deposits grew in 2001 with total assets amounting to $393,472,000, an increase of 9.2% over 2000, while total deposits were $294,681,000, an increase of 8.5% over 2000. Shareholders equity increased 8.3% in 2001 to $39,696,000 resulting in book value per share of $14.01 as of December 31, 2001, as compared to $12.94 at year end 2000.

The operating environment in 2001 was characterized by declining interest rates and a weakening economy. The quick decline in short-term interest rates resulted in a reduced net interest margin which eased substantially in the fourth quarter of 2001 as we realized benefit from our liability sensitive interest rate posture. The slowing economy created difficulties for some commercial and consumer borrowers. Our loan losses and non-accrual loans did increase in 2001, but our overall credit quality remains satisfactory especially with our increased allowance for loan losses. Additional details on our loan portfolio and related financial information may be found in the Management's Discussion and Analysis section of this annual report.

In last year's letter I stated "we believe that many bank stocks, especially First Keystone Corporation, represents an attractive long-term investment opportunity." In fact, First Keystone Corporation (FKYS) stock price improved substantially in 2001. From a close of $15.875 at year-end 2000 to $19.625 as of December 31, 2001, FKYS, including dividends returned over 27% in 2001. More importantly, First Keystone's earnings consistency, asset quality, and strong capital should provide the foundation for our stock to be properly valued and be an attractive long-term investment.

Starting the fourth quarter of 2001, we spent considerable time and energy developing the First National Bank of Berwick brand — Yesterday's Traditions and Tomorrow's Vision, which will be introduced in March 2002. With our new brand, we look to further improve customer service and satisfaction, improve our overall bank team morale, as well as improve financial performance. The First National Bank of Berwick will have a refreshed look with a new logo, new marketing materials, more aggressive marketing strategies, and a new, improved home page for internet banking at www.firstnationalberwick.com.

The events of the past year, especially September 11, 2001, remind us that we live in troubled times. During 2001, we successfully navigated through a difficult economy with a number of uncertainties. We thank the untiring efforts of our employees, officers, and the support of our Board of Directors. The anticipated recessionary economy in early 2002 and the possible economic expansion late in 2002, will present additional challenges. With our management depth and well trained staff, I believe we are well equipped to respond to challenges which may be faced in 2002 and beyond.

Thanks to our customers and shareholders for their loyalty, continued support, and confidence. As always, we welcome any comments or suggestions you may have.

J. Gerald Bazewicz
President

FIRST KEYSTONE CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from banks	$ 6,500,362	$ 6,732,976
Interest-bearing deposits in other banks	49,975	2,427,980
Investment securities Available-for-Sale	178,098,522	147,700,955
Investment securities Held-to-Maturity (estimated fair value 2001 - $5,986,176; 2000 - $8,634,578)	6,008,710	8,736,737
Loans, net of unearned income	198,224,288	190,671,641
Allowance for loan losses	(2,922,405)	(2,702,313)
Net loans	$ 195,301,883	$ 187,969,328
Premises and equipment, net	3,275,266	3,570,493
Accrued interest receivable	2,993,904	2,491,093
Other assets	1,243,280	712,744
TOTAL ASSETS	$ 393,471,902	$ 360,342,306
LIABILITIES		
Deposits:		
Non-interest bearing	$ 25,576,032	$ 24,846,933
Interest bearing	269,104,791	246,626,077
Total Deposits	$ 294,680,823	$ 271,473,010
Short-term borrowings	11,566,364	8,559,655
Long-term borrowings	45,250,000	41,250,000
Accrued interest and other expenses	2,082,824	2,231,272
Other liabilities	196,014	170,732
TOTAL LIABILITIES	$ 353,776,025	$ 323,684,669
STOCKHOLDERS' EQUITY		
Preferred stock, par value $10.00 per share; authorized and unissued 500,000 shares	$ -	$ -
Common stock, par value $2.00 per share; authorized 10,000,000 shares; issued 2,933,727 shares	5,867,454	5,867,454
Surplus	9,761,066	9,761,066
Retained earnings	26,449,437	23,311,355
Accumulated other comprehensive income	714,601	814,443
Treasury stock, 100,000 shares at cost	(3,096,681)	(3,096,681)
TOTAL STOCKHOLDERS' EQUITY	$ 39,695,877	$ 36,657,637
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 393,471,902	$ 360,342,306

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

	2001	2000	1999
INTEREST INCOME			
Interest and fees on loans	$15,830,542	$15,891,357	$14,567,163
Interest and dividends on investment securities:			
Taxable	7,871,300	6,044,612	5,098,399
Tax-exempt	2,492,147	3,185,612	3,087,924
Dividends	414,099	521,415	252,460
Deposits in banks	228,392	7,404	166,666
Total interest income	$26,836,480	$25,650,400	$23,172,612
INTEREST EXPENSE			
Deposits	$11,690,814	$10,972,391	$ 9,496,065
Short-term borrowings	346,727	1,317,936	1,383,099
Long-term borrowings	2,427,519	1,705,032	1,009,031
Total interest expense	$14,465,060	$13,995,359	$11,888,195
Net interest income	$12,371,420	$11,655,041	$11,284,417
Provision for loan losses	610,000	425,000	325,000
Net interest income after provision for loan losses	$11,761,420	$11,230,041	$10,959,417
NON-INTEREST INCOME			
Trust Department	$ 554,606	$ 570,631	$ 577,152
Service charges and fees	1,232,368	1,093,057	940,144
Gain on sale of loans	184,013	58,093	34,820
Investment securities gains (losses) - net	278,474	113,001	123,738
Other	96,344	40,272	38,731
Total non-interest income	$ 2,345,805	$ 1,875,054	$ 1,714,585
NON-INTEREST EXPENSE			
Salaries and employee benefits	$ 3,895,588	$ 3,761,797	$ 3,453,167
Occupancy, net	447,294	431,223	401,120
Furniture and equipment	567,644	569,590	550,620
State Shares Tax	333,710	308,747	284,385
Other	1,936,143	1,715,234	1,620,679
Total non-interest expense	$ 7,180,379	$ 6,786,591	$ 6,309,971
Income before income taxes	$ 6,926,846	$ 6,318,504	$ 6,364,031
Income tax expense	1,493,445	1,110,397	1,203,966
NET INCOME	$ 5,433,401	$ 5,208,107	$ 5,160,065
PER SHARE DATA			
Net income	$ 1.92	$ 1.84	$ 1.80
Cash dividends	$ .81	$ .77	$ .70
Weighted average shares outstanding	2,833,727	2,833,727	2,862,890

Basic earnings per share and diluted earnings per share are the same for 2001, 2000, and 1999.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

	Common Stock	Surplus	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance At December 31, 1998	$5,867,454	$9,761,066		$17,123,122	$ 2,192,528	$(1,191,021)	$33,753,149
Comprehensive Income (Loss):							
Net income			$5,160,065	5,160,065			5,160,065
Change in net unrealized gain (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			(5,652,066)		(5,652,066)		(5,652,066)
Total comprehensive income (loss)			$ (492,001)				
Cash dividends - $.70 per share				(1,997,969)			(1,997,969)
Acquisition of 64,866 shares of treasury stock						(1,905,660)	(1,905,660)
Balance At December 31, 1999	$5,867,454	$9,761,066		$20,285,218	$(3,459,538)	$(3,096,681)	$29,357,519
Comprehensive Income (Loss):							
Net income			$5,208,107	5,208,107			5,208,107
Change in net unrealized gain (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			4,273,981		4,273,981		4,273,981
Total comprehensive income (loss)			$9,482,088				
Cash dividends - $.77 per share				(2,181,970)			(2,181,970)
Balance At December 31, 2000	$5,867,454	$9,761,066		$23,311,355	$ 814,443	$(3,096,681)	$36,657,637
Comprehensive Income (Loss):							
Net income			$5,433,401	5,433,401			5,433,401
Change in net unrealized gain (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			(99,842)		(99,842)		(99,842)
Total comprehensive income (loss)			$5,333,559				
Cash dividends - $.81 per share				(2,295,319)			(2,295,319)
Balance At December 31, 2001	$5,867,454	$9,761,066		$26,449,437	$ 714,601	$(3,096,681)	$39,695,877

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 5,433,401	$ 5,208,107	$ 5,160,065
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	610,000	425,000	325,000
Depreciation and amortization	384,925	406,244	389,368
Premium amortization on investment securities	325,036	99,905	233,671
Discount accretion on investment securities	(950,450)	(1,041,070)	(242,116)
Deferred income taxes (benefit)	(105,349)	(12,487)	(13,451)
Gain on sale of loans	(184,013)	(58,093)	(34,820)
Proceeds from sale of loans	9,373,829	3,912,715	5,686,033
Originations of loans held for resale	(6,034,088)	(3,030,719)	(8,147,429)
Gain on sales of investment securities	(278,474)	(113,001)	(123,738)
Loss on sale of foreclosed assets held for sale	54,808	35,549	20,285
Increase in accrued interest receivable	(502,812)	(252,258)	(105,805)
Increase in other assets - net	(422,755)	(85,528)	(328,740)
Increase (decrease) in accrued interest and other expenses	(148,448)	399,407	310,836
Increase (decrease) in other liabilities - net	111,637	32,485	(104,477)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 7,667,247	$ 5,926,256	$ 3,024,682
INVESTING ACTIVITIES			
Proceeds from sales of investment securities Available-for-Sale	$ 34,689,482	$ 42,234,478	$ 42,527,853
Proceeds from maturities and redemptions of investment securities Available-for-Sale	45,400,938	6,859,854	16,454,598
Purchases of investment securities Available-for-Sale	(108,563,617)	(64,194,871)	(71,777,779)
Proceeds from maturities and redemption of investment securities Held-to-Maturity	1,580,584	1,191,510	-
Net increase in loans	(11,688,658)	(6,668,862)	(21,696,625)
Purchases of premises and equipment	(89,699)	(95,726)	(512,814)
Proceeds from sale of foreclosed assets held for sale	473,901	118,000	242,900
NET CASH USED IN INVESTING ACTIVITIES	$ (38,197,069)	$ (20,555,617)	$ (34,761,867)
FINANCING ACTIVITIES			
Net increase (decrease) in deposits	$ 23,207,813	$ 26,792,826	$ (2,411,335)
Net increase (decrease) in short-term borrowings	3,006,709	(23,034,672)	24,960,681
Proceeds from long-term borrowings	11,000,000	32,500,000	20,000,000
Repayment of long-term borrowings	(7,000,000)	(17,250,000)	(7,000,000)
Acquisition of Treasury Stock	-	-	(1,905,660)
Cash dividends paid	(2,295,319)	(2,181,970)	(1,997,969)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 27,919,203	$ 16,826,184	$ 31,645,717
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (2,610,619)	$ 2,196,823	$ (91,468)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,160,956	6,964,133	7,055,601
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 6,550,337	$ 9,160,956	$ 6,964,133

The accompanying notes are an integral part of these consolidated financial statements

1. Summary of significant accounting policies

The accounting policies of First Keystone Corporation and Subsidiary (the "Corporation") are in accordance with accounting principles generally accepted in the United States of America and conform to common practices within the banking industry. The more significant policies follow:

Principles of Consolidation

The consolidated financial statements include the accounts of First Keystone Corporation and its wholly-owned Subsidiary, The First National Bank of Berwick (the "Bank"). All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations

The Corporation, headquartered in Berwick, Pennsylvania, provides a full range of banking, trust and related services through its wholly owned Bank subsidiary and is subject to competition from other financial institutions in connection with these services. The Bank serves a customer base which includes individuals, businesses, public and institutional customers primarily located in the Northeast Region of Pennsylvania. The Bank has nine full service offices and 12 ATMs located in Columbia, Luzerne and Montour Counties. The Corporation and its subsidiary must also adhere to certain federal banking laws and regulations and are subject to periodic examinations made by various federal agencies.

Segment Reporting

The Corporation's banking subsidiary acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services. The Bank also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, trust and mortgage banking operations of the Corporation. Currently, management measures the performance and allocates the resources of First Keystone Corporation as a single segment.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Investment Securities

The Corporation classifies its investment securities as either "Held-to-Maturity" or "Available-for-Sale" at the time of purchase. Debt securities are classified as Held-to-Maturity when the Corporation has the ability and positive intent to hold the securities to maturity. Investment securities Held-to-Maturity are carried at cost adjusted for amortization of premium and accretion of discount to maturity.

Debt securities not classified as Held-to-Maturity and equity securities are included in the Available-for-Sale category and are carried at fair value. The amount of any unrealized gain or loss, net of the effect of deferred income taxes, is reported as other comprehensive income (loss) in the Consolidated Statement of Stockholders' Equity. Management's decision to sell Available-for-Sale securities is based on changes in economic conditions controlling the sources and applications of funds, terms, availability of and yield of alternative investments, interest rate risk and the need for liquidity.

The cost of debt securities classified as Held-to-Maturity or Available-for-Sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, as well as interest and dividends is included in interest income from investments. Realized gains and losses are included in net investment securities gains. The cost of investment securities sold, redeemed or matured is based on the specific identification method.

Loans

Loans are stated at their outstanding unpaid principal balances, net of deferred fees or costs, unearned income and the allowance for loan losses. Interest on installment loans is recognized as income over the term of each loan, generally, by the "actuarial method". Interest on all other loans is primarily recognized based upon the principal amount outstanding. Loan origination fees and certain direct loan origination costs have been deferred with the net amount amortized using the interest method over the contractual life of the related loans as an interest yield adjustment.

Mortgage loans held for resale are carried at the lower of cost or market on an aggregate basis. These loans are sold without recourse to the Corporation.

Non-Accrual Loans — Generally, a loan is classified as non-accrual and the accrual of interest on such a loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Certain non-accrual loans may continue to perform, that is, payments are still being received. Generally, the payments are applied to principal. These loans remain under constant scrutiny and if performance continues, interest income may be recorded on a cash basis based on management's judgement as to collectibility of principal.

Allowance for Loan Losses — The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

A principal factor in estimating the allowance for loan losses is the measurement of impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Under current accounting standards, the allowance for loan losses related to impaired loans is based on discounted cash flows using the effective interest rate of the loan or the fair value of the collateral for certain collateral dependent loans.

The allowance for loan losses is maintained at a level estimated by management to be adequate to absorb potential loan losses. Management's periodic evaluation of the adequacy of the allowance for loan losses is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Maintenance and minor repairs are charged to operations as incurred. The cost and accumulated depreciation of the premises and equipment retired or sold are eliminated from the property accounts at the time of retirement or sale, and the resulting gain or loss is reflected in current operations.

Mortgage Servicing Rights

The Corporation originates and sells real estate loans to investors in the secondary mortgage market. After the sale, the Corporation retains the right to service these loans. When originated mortgage loans are sold and servicing is retained, a servicing asset is capitalized based on relative fair value at the date of sale. Servicing assets are amortized as an offset to other fees in proportion to, and over the period of, estimated net servicing income. The unamortized cost is included in other assets in the accompanying consolidated balance sheet. The servicing rights are periodically evaluated for impairment based on their relative fair value.

Foreclosed Assets Held For Sale

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value on the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell and is included in other assets. Revenues derived from and costs to maintain the assets and subsequent gains and losses on sales are included in other non-interest income and expense.

Investment in Real Estate Venture

In October of 2000, the Bank became a limited partner in a real estate venture that owns and operates an affordable residential low-income housing apartment building for elderly residents. The investment is accounted for under the effective yield method under the Emerging Issues Task Force (EITF) 94-1 "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects". The carrying value of the investment as of December 31, 2001, and 2000, was $617,284 and $182,529, respectively, and is carried in Other Assets in the accompanying consolidated balance sheet.

Income Taxes

The provision for income taxes is based on the results of operations, adjusted primarily for tax-exempt income. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. Deferred tax assets and liabilities are determined based on the differences between the consolidated financial statement and income tax bases of assets and liabilities measured by using the enacted tax rates and laws expected to be in effect when the timing differences are expected to reverse. Deferred tax expense or benefit is based on the difference between deferred tax asset or liability from period to period.

Stock Based Compensation

The Corporation accounts for stock options and shares issued under the Stock Option Incentive Plan in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees". Under this method no compensation expense is recognized for stock options when the exercise price equals the fair value of the options at the grant date. Under provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", the fair value of a stock option is required to be recognized as compensation expense over the service period (generally the vesting period). As permitted under SFAS No. 123 the Corporation has elected to continue to account for its stock option plan in accordance with APB No. 25. Additionally, as required, the notes to the consolidated financial statements disclose the proforma impact to net income and earnings per share that would occur if compensation expense had been recognized under SFAS No. 123.

Per Share Data

Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, requires dual presentation of basic and fully diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding at the end of each period. Diluted earnings per share is calculated by increasing the denominator for the assumed conversion of all potentially dilutive securities. The Corporation's dilutive securities are limited to stock options which currently have no effect on earnings per share since the market price per share historically has not been greater than the lowest stock option exercise price.

Per share data has been adjusted retroactively for stock splits and stock dividends.

Cash Flow Information

For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and due from other banks and interest bearing deposits in other banks. The Corporation considers cash classified as interest bearing deposits with other banks as a cash equivalent since they are represented by cash accounts essentially on a demand basis.

Interest paid on deposits and other borrowings was $14,904,607, $13,691,639, and $11,665,446 in 2001, 2000 and 1999, respectively. Cash payments for income taxes were $1,442,884, $1,024,517, and $1,327,420 for 2001, 2000 and 1999, respectively. The Corporation transferred loans to foreclosed assets held for sale in the amounts of $590,375 and $81,982 in 2001 and 2000, respectively.

Trust Assets and Income

Property held by the Corporation in a fiduciary or agency capacity for its customers is not included in the accompanying consolidated financial statements since such items are not assets of the Corporation. Trust Department income is generally recognized on a cash basis and is not materially different than if it were reported on an accrual basis.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", is generally effective for transactions occurring after March 31, 2001. For recognition and reclassification of collateral and for disclosure related to securitization transactions and collateral, the effective date is for fiscal years ending after December 15, 2000. SFAS No. 140 replaces SFAS No. 125 and provides revisions to the standards for accounting and requirements for certain disclosures relating to securitzations and other transfers of financial assets. The standard does not have any impact on the Corporation's consolidated financial condition or results of operations.

Reporting Format

Certain amounts in the consolidated financial statements of prior periods have been reclassified to conform with presentation used in the 2001 consolidated financial statements. Such reclassifications have no effect on the Corporation's consolidated financial condition or net income.

2. Restricted cash balances

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all member depository institutions. The Corporation's banking subsidiary was required to have aggregate cash reserves of $700,000 at December 31, 2001, and 2000.

The Corporation's banking subsidiary also, from time to time, maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing and charge card processing. Balances maintained for this purpose were $640,948 at December 31, 2001.

3. Investment securities

The amortized cost, related estimated fair value, and unrealized gains and losses for investment securities classified as "Available-For-Sale" or "Held-to-Maturity" were as follows at December 31, 2001 and 2000:

	Available-for-Sale Securities			
December 31, 2001:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 47,935,402	$ 544,911	$ 189,396	$ 48,290,917
Other	7,002,995	37,059	64,284	6,975,770
Obligations of state and political subdivisions	74,592,346	1,422,707	1,830,920	74,184,133
Corporate securities	40,771,712	885,054	322,541	41,334,225
Marketable equity securities	3,621,566	694,521	29,810	4,286,277
Restricted equity securities	3,027,200	-	-	3,027,200
Total	$176,951,221	$3,584,252	$2,436,951	$178,098,522

	Held-to-Maturity Securities			
December 31, 2001:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 5,331,965	$ 8,120	$ 34,395	$ 5,305,690
Obligations of state and political subdivisions	676,745	3,741	0	680,486
Total	$ 6,008,710	$ 11,861	$ 34,395	$ 5,986,176

	Available-for-Sale Securities			
December 31, 2000:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 49,734,384	$ 301,618	$ 565,195	$ 49,470,807
Other	17,001,311	70,247	121,912	16,949,646
Obligations of state and political subdivisions	57,778,168	1,793,777	873,525	58,698,420
Corporate securities	13,235,759	276,454	7,206	13,505,007
Marketable equity securities	3,199,873	546,560	146,558	3,599,875
Restricted equity securities	5,477,200	-	-	5,477,200
Total	$146,426,695	$2,988,656	$1,714,396	$147,700,955

December 31, 2000:	Held-to-Maturity Securities Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 6,946,702	$ 12,624	$ 130,600	$ 6,828,726
Obligations of state and political subdivisions	1,790,035	16,084	267	1,805,852
Total	$ 8,736,737	$ 28,708	$ 130,867	$ 8,634,578

Securities Available-for-Sale with an aggregate fair value of $65,361,585 in 2001, $64,894,418 in 2000; and securities Held-to-Maturity with an aggregate unamortized cost of $6,008,710 in 2001 and $8,736,737 in 2000, were pledged to secure public funds, trust funds, securities sold under agreements to repurchase, FHLB advances and other balances of $40,484,090 in 2001 and $42,269,159 in 2000 as required by law.

The amortized cost, estimated fair value and weighted average yield of debt securities, by contractual maturity, are shown below at December 31, 2001. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2001				
	U.S. Government Agency & Corporation Obligations[1]	Obligations of State & Political Subdivisions[2]	Marketable Equity Securities[3]	Restricted Equity Securities[3]	Corporate Securities
Available-For-Sale:					
Within 1 Year:					
Amortized Cost	$ -	$ -	$ -	$ -	$ -
Estimated Fair Value	-	-	-	-	-
Weighted average yield	-	-	-	-	-
1 - 5 Years:					
Amortized cost	6,934,643	-	-	-	31,229,194
Estimated fair value	6,847,419	-	-	-	31,785,592
Weighted average yield	4.70%	-	-	-	6.38%
5 - 10 Years:					
Amortized cost	9,828,618	4,467,580	-	-	8,425,380
Estimated Fair value	9,855,639	4,428,488	-	-	8,462,916
Weighted average yield	5.89%	5.73%	-	-	6.38%
After 10 Years:					
Amortized cost	38,175,136	70,124,766	3,621,566	3,027,200	1,117,138
Estimated fair value	38,563,629	69,755,645	4,286,277	3,027,200	1,085,717
Weighted average yield	6.46%	7.49%	4.30%	6.63%	5.94%
Total:					
Amortized cost	$54,938,397	$74,592,346	$3,621,566	$3,027,200	$40,771,712
Estimated fair value	55,266,687	74,184,133	4,286,277	3,027,200	$41,334,225
Weighted average yield	6.14%	7.41%	4.30%	6.63%	6.37%

[1]Mortgage-backed securities are allocated for maturity reporting at their original maturity date.

[2]Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a 34% tax rate.

[3]Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

	December 31, 2001				
	U.S. Government Agency & Corporation Obligations[1]	Obligations of State & Political Subdivisions[2]	Marketable Equity Securities[3]	Restricted Equity Securities[3]	Corporate Securities
Held-To-Maturity:					
Within 1 Year:					
Amortized Cost	$ -	$ -	$ -	$ -	$ -
Estimated fair value	-	-	-	-	-
Weighted average yield	-	-	-	-	-
1 - 5 Years:					
Amortized cost	-	-	-	-	-
Estimated fair value	-	-	-	-	-
Weighted average yield	-	-	-	-	-
5 - 10 Years:					
Amortized cost	-	195,682	-	-	-
Estimated Fair value	-	195,850	-	-	-
Weighted average yield	-	6.30%	-	-	-
After 10 Years:					
Amortized cost	5,331,966	481,062	-	-	-
Estimated fair value	5,305,690	484,636	-	-	-
Weighted average yield	5.46%	7.21%	-	-	-
Total:					
Amortized cost	$5,331,966	$676,744	$ -	$ -	$ -
Estimated fair value	5,305,690	680,486	-	-	-
Weighted average yield	5.46%	6.95%	-	-	-

[1]Mortgage-backed securities are allocated for maturity reporting at their original maturity date.
[2]Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a 34% tax rate.
[3]Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

Restricted equity securities consist of stock in the Federal Home Loan Bank of Pittsburgh (FHLB), Federal Reserve Bank (FRB) and Atlantic Central Bankers Bank (ACBB) and do not have a readily determinable fair value for purposes of SFAS No. 115, because their ownership is restricted and they can be sold back only to the FHLB, FRB, ACBB or to another member institution. Therefore, these securities are classified as restricted equity investment securities, carried at cost, and evaluated for impairment.

There were no aggregate investments with a single issuer (excluding the U.S. Government and its agencies) which exceeded ten percent of consolidated shareholders' equity at December 31, 2001. The quality rating of all obligations of state and political subdivisions are "A" or higher, as rated by Moody's or Standard and Poors. The only exceptions are local issues which are not rated, but are secured by the full faith and credit obligations of the communities that issued these securities. All of the state and political subdivision investments are actively traded in a liquid market.

Proceeds from sale of investments in Available-for-Sale debt and equity securities during 2001, 2000, and 1999 were $34,689,482, $42,234,478, and $42,527,853, respectively. Gross gains realized on these sales were $570,162, $642,360, and $645,549, respectively. Gross losses on these sales were $291,688, 529,359, and $521,811, respectively.

4. Loans

Major classifications of loans at December 31, 2001 and 2000 consisted of:

		2001	2000
Commercial, Financial, and Agricultural		$ 24,062,354	$ 22,673,573
Tax-exempt		7,958,051	3,798,359
Real estate mortgage		140,617,659	137,938,222
Consumer		32,075,130	32,844,448
Gross loans		$204,713,194	$197,254,602
Deduct (Add):	Unearned discount	6,590,552	6,604,850
	Net deferred loan fees and costs	(101,646)	(21,889)
Loans, net of unearned income		$198,224,288	$190,671,641

Mortgage loans held for sale included in loans were $2,468,896 and $5,624,623 at December 31, 2001 and 2000, respectively.

Changes in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999, were as follows:

	2001	2000	1999
Balance, January 1	$ 2,702,313	$ 2,599,550	$ 2,421,042
Provision charged to operations	610,000	425,000	325,000
Loans charged off	(458,242)	(349,387)	(258,743)
Recoveries	68,334	27,150	112,251
Balance, December 31	$ 2,922,405	$ 2,702,313	$ 2,599,550

Non-accrual loans at December 31, 2001, 2000 and 1999 were $1,101,736, $714,214, and $617,763, respectively. The gross interest that would have been recorded if these loans had been current in accordance with their original terms and the amounts actually recorded in income were as follows:

	2001	2000	1999
Gross interest due under terms	$93,258	$67,584	$68,569
Amount included in income	72,382	30,345	6,380
Interest income not recognized	$20,876	$37,239	$62,189

At December 31, 2001 and 2000 the recorded investment in loans that are considered to be impaired as defined by SFAS No. 114 was $85,471 and $61,192, respectively. No additional charge to operations was required to provide for the impaired loans since the total allowance for loan losses is estimated by management to be adequate to provide for the loan loss allowance required by SFAS No. 114 along with any other potential losses. The average recorded investment in impaired loans during the year ended December 31, 2001 and 2000 was approximately $124,000 and $77,014, respectively.

At December 31, 2001, there were no significant commitments to lend additional funds with respect to non-accrual and restructured loans.

5. Mortgage servicing rights

The mortgage loans serviced for others are not included in the accompanying Consolidated Balance Sheets. The unpaid principal balances of mortgage loans serviced for others was $19,674,674 and $13,042,084 at December 31, 2001 and 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $13,518 and $5,912 at December 31, 2001 and 2000, respectively.

Changes in the balances of servicing assets for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Balance at January 1	$124,340	$104,999	$ 61,612
Servicing asset additions	88,996	32,467	51,412
Amortization	(25,901)	(13,126)	(8,025)
Balance at December 31	$187,435	$124,340	$104,999

There was no valuation allowance on servicing assets as of December 31, 2001 and 2000. Additionally, there were no unrecognized servicing assets or liabilities for which it is not practicable to estimate fair value. Mortgage servicing rights in the Consolidated Balance Sheet are included in other assets at December 31, 2001 and 2000.

6. *Premises and equipment*

A summary of premises and equipment at December 31, 2001 and 2000 follows:

	2001	2000
Land	$ 876,526	$ 876,526
Buildings and improvements	2,823,204	2,812,773
Equipment	4,073,758	4,103,708
	7,773,488	7,793,007
Less: Accumulated depreciation	4,498,222	4,222,514
Total	$ 3,275,266	$ 3,570,493

Depreciation amounted to $384,925 for 2001, $406,244 for 2000, and $389,368 for 1999.

7. *Deposits*

Major classifications of deposits at December 31, 2001 and 2000 consisted of:

	2001	2000
Demand - non-interest bearing	$ 25,576,032	$ 24,846,933
Demand - interest bearing	57,603,774	48,911,441
Savings	56,098,109	47,826,463
Time, $100,000 and over	42,167,552	41,227,452
Other time	113,235,356	108,660,721
Total deposits	$ 294,680,823	$271,473,010

The following is a schedule reflecting classification and remaining maturities of time deposits of $100,000 and over at December 31, 2001:

2002	$36,837,670
2003	4,100,859
2004	522,848
2005	501,227
2006	204,948
	$42,167,552

Interest expense related to time deposits of $100,000 or more was $2,361,108 in 2001, $1,762,574 in 2000, and $1,573,586 in 1999.

8. *Short-term borrowings*

Federal funds purchased, securities sold under agreements to repurchase and Federal Home Loan Bank advances generally represent overnight or less than 30-day borrowings. U.S. Treasury tax and loan notes for collections made by the Bank are payable on demand. Short-term borrowings consisted of the following at December 31, 2001, and 2000:

	2001			
	Ending Balance	Average Balance	Maximum Month End Balance	Average Rate
Federal funds purchased and securities sold under agreements to repurchase	$ 7,333,382	$8,008,903	$ 8,547,729	3.88%
Federal Home Loan Bank	3,550,000	458,869	3,550,000	3.32%
U.S. Treasury tax and loan notes	682,982	559,038	1,856,438	3.67%
Total	$11,566,364	$9,026,810	$13,954,167	3.58%

	2000			
	Ending Balance	Average Balance	Maximum Month End Balance	Average Rate
Federal funds purchased and securities sold under agreements to repurchase	$7,824,323	$ 7,434,721	$ 9,442,568	5.15%
Federal Home Loan Bank	-	13,862,814	23,725,000	6.43%
U.S. Treasury tax and loan notes	735,332	586,999	2,006,529	7.40%
Total	$8,559,655	$21,884,534	$35,174,097	6.47%

9. Long-term borrowings

Long-term borrowings are comprised of advances from the Federal Home Loan Bank (FHLB). Under terms of a blanket agreement, collateral for the loans are secured by certain qualifying assets of the Corporation's banking subsidiary which consist principally of first mortgage loans and certain investment securities.

A schedule of long-term borrowings by maturity as of December 31, 2001 and 2000 follows:

	2001	2000
Due 2001, 6.68% to 6.70%	$ -	$ 5,000,000
Due 2002, 5.50%	2,000,000	4,000,000
Due 2003, 6.79%	1,500,000	1,500,000
Due 2005, 5.36% to 6.49%	8,500,000	8,500,000
Due 2008, 5.48%	3,000,000	3,000,000
Due 2010, 5.45% to 6.76%	15,500,000	15,500,000
Due 2011, 4.23% to 5.03%	11,000,000	-
Due 2014, 5.41%	3,750,000	3,750,000
	$ 45,250,000	$ 41,250,000

10. Income taxes

The current and deferred components of the income tax provision (benefit) consisted of the following:

	2001	2000	1999
Federal			
Current	$ 1,592,729	$ 1,113,666	$1,213,194
Deferred (benefit)	(105,349)	(12,487)	(13,451)
	$ 1,487,380	$ 1,101,179	$1,199,743
State			
Current	$ 6,065	$ 9,218	$ 4,223
Deferred (benefit)	-	-	-
	6,065	$ 9,218	$ 4,223
Total provision for income taxes	$ 1,493,445	$ 1,110,397	$1,203,966

The following is a reconciliation between the actual provision for federal income taxes and the amount of federal income taxes which would have been provided at the statutory rate of 34%:

	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
Provision at statutory rate	$2,355,128	34.0%	$2,148,291	34.0%	$2,163,771	34.0%
Tax-exempt income	(952,693)	(13.8)	(1,169,055)	(18.5)	(1,098,282)	(17.2)
Non-deductible expenses	143,377	2.1	159,348	2.5	146,791	2.3
Tax credit from limited partnership	(26,674)	(.4)	-	-	-	-
Other, net	(31,758)	(.4)	(37,405)	(.6)	(12,537)	(.2)
Applicable federal income tax and rate	$1,487,380	21.5%	$1,101,179	17.4%	$1,199,743	18.9%

Total federal income tax attributable to realized security gains and losses was $94,681 in 2001, $38,420 in 2000, and $42,071 in 1999.

The deferred tax assets and liabilities resulting from temporary timing differences have been netted to reflect a net deferred tax asset (liability) included in other assets or other liabilities in these consolidated financial statements. The components of the net deferred tax asset (liability) at December 31, 2001, 2000 and 1999, are as follows:

	2001	2000	1999
Deferred Tax Assets:			
Allowance for loan losses	$ 846,714	$ 771,882	$ 736,943
Deferred compensation	141,022	105,142	71,846
Contributions	6,133	6,455	8,710
Non-accrual interest	3,209	-	-
Alternative minimum tax credits forward	-	13,798	-
Unrealized investment securities losses	-	-	1,709,880
Total	$ 997,078	$ 897,277	$ 2,527,379
Deferred Tax Liabilities:			
Loan fees and costs	$ (209,338)	$ (223,253)	$ (205,733)
Depreciation	(237,699)	(243,810)	(225,773)
Accretion	(62,260)	(52,763)	(23,055)
Mortgage servicing rights	(6,788)	(3,988)	(1,962)
Limited partnership	(2,181)	-	-
Unrealized investment securities gains	(432,698)	(459,818)	-
Total	$ (950,964)	$ (983,632)	$ (456,523)
Net Deferred Tax Asset (Liability)	$ 46,114	$ (86,355)	$ 2,070,856

It is anticipated that all deferred tax assets are to be realized and accordingly, no valuation allowance has been provided.

11. Employee benefit plans and deferred compensation agreements

The Corporation maintains a 401K Plan which has a combined tax qualified savings feature and profit sharing feature for the benefit of its employees. Under the savings feature, the Corporation contributes 100% of the employee contribution up to 3% of compensation which amounted to $87,136, $81,262, and $75,725, in 2001, 2000 and 1999, respectively. Under the profit sharing feature, contributions, at the discretion of the Board of Directors are funded currently and amounted to $212,421, $217,017, and $193,481 in 2001, 2000 and 1999, respectively.

The Bank also has non-qualified deferred compensation agreements with four of its officers. These agreements are essentially unsecured promises by the Bank to make monthly payments to the officers over a twenty year period. Payments begin based upon specific criteria — generally, when the officer retires. To account for the cost of payments yet to be made in the future, the Bank recognizes an accrued liability in years prior to when payments begin based on the present value of those future payments. The Bank's accrued liability for these deferred compensation agreements as of December 31, 2001 and 2000, was $414,773 and $309,240, respectively. The related expense for these plans amounted to $105,533, $97,929, and $80,996 in 2001, 2000 and 1999, respectively.

12. Lease commitments and contingencies

The Corporation's banking subsidiary currently leases four branch banking facilities, as well as the operations center adjoining the main bank office, under operating leases. Rent expense for the existing facilities for the years ended December 31, 2001, 2000 and 1999 was $141,110, $137,876, and $109,228, respectively.

In addition, a lease has been entered into for a new branch bank in Luzerne County. The lease will become effective upon completion of the facility that is expected to be July 2002. The initial term of the lease is 10 years with an option for an additional 5 years with a minimum annual commitment of $51,000. Minimum rental payments required under these operating leases, including the new banking facility to be completed in 2002 are: 2002 - $171,066, 2003 - $168,826, 2004 - $111,485, 2005 - $85,988, 2006 - $51,000 and thereafter $280,500.

In connection with the new branch bank facility, the Corporation estimates that in 2002 costs in the amount of $375,000 will be incurred for leasehold improvements and related equipment in order to make the facility operational.

In the normal course of business, there are various pending legal actions and proceedings that are not reflected in the Consolidated Financial Statements. Management does not believe the outcome of these actions and proceedings will have a material effect on the consolidated financial position of the Corporation.

13. Related party transactions

Certain directors and executive officers of First Keystone Corporation and its Subsidiary and companies in which they are principal owners (i.e., at least 10%) were indebted to the Corporation at December 31, 2001, 2000 and 1999. These loans were made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The loans do not involve more than the normal risk of collectibility nor present other unfavorable features.

A summary of the activity on the related party loans, comprised of 8 directors and 5 executive officers and their related companies consists of the following:

	2001	2000	1999
Balance at January 1	$ 1,455,475	$ 1,708,323	$ 2,032,334
Additions	3,050,795	493,879	456,766
Deductions	(1,500,835)	(746,727)	(780,777)
Balance at December 31	$ 3,005,435	$ 1,455,475	$ 1,708,323

The above loans represent funds drawn and outstanding at the date of the accompanying consolidated financial statement. Commitments by the Bank to related parties on lines of credit and letters of credit for 2001, 2000, and 1999, presented an additional off-balance sheet risk to the extent of undisbursed funds in the amounts of $4,334,140, $474,618, and $402,227, respectively, on the above loans.

14. Regulatory matters

Dividends are paid by the Corporation to shareholders which are mainly provided by dividends from the Bank. However, national banking laws place certain restrictions on the amount of cash dividends allowed to be paid by the Bank to the Corporation. Generally, the limitation provides that dividend payments may not exceed the Bank's current year's retained income plus retained net income for the preceding two years. Accordingly, in 2002, without prior regulatory approval, the Bank may declare dividends to the Corporation in the amount of $5,754,536 plus additional amounts equal to the net income earned in 2002 for the period January 1, 2002, through the date of declaration, less any dividends which may have already been paid in 2002. Regulations also limit the amount of loans and advances from the Bank to the Corporation to 10% of consolidated net assets.

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Management believes, as of December 31, 2001 and 2000, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set fourth in the table below) of Total and Tier I Capital (as defined in the regulations) to Risk-Weighted Assets (as defined), and of Tier I Capital (as defined) to Average Assets (as defined).

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, the Bank must maintain minimum Total Risk-Based, Tier I Risked-Based, and Tier I Leverage Ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the Bank's category.

(Amounts in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital						
(to Risk Weighted Assets)	$40,270	15.54%	$20,731	8.00%	$25,914	10.00%
Tier I Capital						
(to Risk Weighted Assets)	37,340	14.41%	10,365	4.00%	15,548	6.00%
Tier I Capital						
(to Average Assets)	37,340	9.42%	15,855	4.00%	19,819	5.00%
As of December 31, 2000:						
Total Capital						
(to Risk Weighted Assets)	$36,965	17.75%	$16,658	8.00%	$20,822	10.00%
Tier I Capital						
(to Risk Weighted Assets)	34,361	16.50%	8,329	4.00%	12,493	6.00%
Tier I Capital						
(to Average Assets)	34,361	10.09%	13,622	4.00%	17,027	5.00%

The Corporation's capital ratios are not materially different from those of the Bank.

15. *Financial instruments with off-balance sheet risk and concentrations of credit risk*

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments. The Corporation does not engage in trading activities with respect to any of its financial instruments with off-balance sheet risk.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Corporation may require collateral or other security to support financial instruments with off-balance sheet credit risk. The contract or notional amounts at December 31, 2001, and 2000 were as follows:

	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$21,853,237	$15,467,188
Standby letters of credit	$ 2,588,989	$ 947,096

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses that may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation may hold collateral to support standby letters of credit for which collateral is deemed necessary.

The Corporation grants commercial, agricultural, real estate mortgage and consumer loans to customers primarily in the counties of Columbia, Luzerne and Montour, Pennsylvania. The concentrations of credit by type of loan are set forth in the note "Loans". It is management's opinion that the loan portfolio was well balanced and diversified at December 31, 2001, to the extent necessary to avoid any significant concentration of credit risk. However, its debtors ability to honor their contracts may be influenced by the region's economy.

16. *Comprehensive income (loss)*

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years Ended December 31,		
	2001	2000	1999
Unrealized holding gains (losses) on Available-for-Sale investment securities	$ (405,435)	$ 6,556,681	$ (8,458,502)
Less reclassification adjustment for gains realized in income	278,474	113,001	123,738
Net unrealized gains (losses)	$ (126,961)	$ 6,443,680	$ (8,582,240)
Tax effects	27,119	(2,169,699)	2,930,174
Net of tax amount	$ (99,842)	$ 4,273,981	$ (5,652,066)

17. *Stock options*

On February 10, 1998, the Board of Directors adopted a stock option incentive plan and reserved 100,000 shares of common stock for issuance under the plan for certain employees of the Bank. Under the Plan, options are granted at fair market value and the time period during which any option granted may be exercised may not commence before six months or continue beyond the expiration of ten years after the option is awarded.

The Corporation accounts for its stock option plan in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees". Under this method, no compensation expense is recognized for stock options when the exercise price equals the quoted market price at the date of grant. Had compensation cost for the plan been determined based on the fair value of the options at the grant date consistent with the method of SFAS No. 123 "Accounting for Stock-Based Compensation" the Corporation's consolidated net income and earnings per share would have been as follows:

		2001	2000	1999
Net income	As reported	$ 5,433,401	$ 5,208,107	$ 5,160,065
	Pro forma	5,411,183	5,146,004	5,066,740
Basic Earnings Per Share	As reported	$ 1.92	$ 1.84	$ 1.80
	Pro forma	1.91	1.82	1.77

The stock options were not required to be included in the computation of diluted earnings per share because the stock option's exercise price was greater than the average market price of the common shares.

The fair value of each option grant is estimated on the date of grant using the Binomial Option Pricing Model derived from the Black-Scholes Option Pricing Model with the following weighed-average assumptions used for options granted in 2000 and 1999, respectively (no options were granted in 2001): dividend yield of 3.80% and 2.07%; expected volatility of 32.17% and 32.06%; risk-free interest rate of 5.93% and 6.07%; and an expected life of 8 years for each.

Information about stock options outstanding at December 31, 2001, is summarized as follows:

	2001		2000		1999	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Balance at January 1	34,750	$25.23	23,000	$29.72	11,000	$33.50
Granted	-	-	12,250	17.00	12,000	26.25
Exercised	-	-	-	-	-	-
Forfeited	-	-	(500)	29.88	-	-
Balance at December 31	34,750	$25.23	34,750	$25.23	23,000	$29.72
Exercisable at December 31	34,750	$25.23	22,500	$29.71	11,000	$33.50
Weighted average fair value of options granted during the year		$ -		$ 5.50		$10.30

Exercise prices of options outstanding as of December 31, 2001, ranged from $17.00 to $33.50 per share. The weighted average remaining contracted life is approximately 7 years.

18. Fair values of financial instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through these techniques cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and Due From Banks, Short-Term Investments, Accrued Interest Receivable and Accrued Interest Payable

The fair values are equal to the current carrying values.

Investment Securities

Fair values have been individually determined based on currently quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for categories of loans with similar financial characteristics. Loans were segregated by type such as commercial, tax-exempt, real estate mortgages and consumer. For estimation purposes each loan category was further segmented into fixed and adjustable rate interest terms and also into performing and non-performing classifications.

The fair value of each category of performing loans is calculated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Fair value for non-performing loans is based on management's estimate of future cash flows discounted using a rate commensurate with the risk associated with the estimated future cash flows. The assumptions used by management are judgmentally determined using specific borrower information.

Deposits

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as Demand Deposits, Savings Accounts and Money Market Accounts is equal to the amount payable on demand at December 31, 2001, and 2000.

Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term and Long-Term Borrowings

The fair values of short-term and long-term borrowings are estimated using discounted cash flow analyses based on the Corporation's incremental borrowing rate for similar instruments.

Commitments to Extend Credit and Standby Letters of Credit

Management estimates that there are no material differences between the notional amount and the estimated fair value of those off-balance sheet items since they are primarily composed of unfunded loan commitments which are generally priced at market at the time of funding.

At December 31, 2001 and 2000, the carrying values and estimated fair values of financial instruments of the Corporation are presented in the table below:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS:				
Cash and due from banks	$ 6,500,362	$ 6,500,362	$ 6,732,976	$ 6,732,976
Short-term investments	49,975	50,001	2,427,980	2,427,980
Investment securities	184,107,232	183,706,816	156,437,692	156,335,533
Net loans	195,301,883	197,826,799	187,969,328	190,930,188
Accrued interest receivable	2,993,904	2,993,904	2,491,093	2,491,093
FINANCIAL LIABILITIES:				
Deposits	294,680,823	292,945,385	271,473,010	271,934,431
Short-term borrowings	11,566,364	11,705,247	8,559,655	8,565,204
Long-term borrowings	45,250,000	50,264,298	41,250,000	40,049,024
Accrued interest payable	1,067,305	1,067,305	1,506,845	1,506,845
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:				
Commitments to extend credit		21,853,237		15,467,188
Standby letters of credit		2,588,989		947,096

19. *Parent company financial information*

Condensed financial information for First Keystone Corporation (parent company only) was as follows:

BALANCE SHEETS

	December 31 2001	December 31 2000
ASSETS		
Cash in subsidiary bank	$ 410,641	$ 214,839
Investment in subsidiary bank	37,689,525	34,947,652
Investment in other equity securities	1,875,030	1,597,375
Prepayments and other assets	200	4,282
Advance to Subsidiary Bank	126,069	68,234
TOTAL ASSETS	$40,101,465	$36,832,382
LIABILITIES		
Accrued expenses and other liabilities	$ 405,588	$ 174,745
TOTAL LIABILITIES	$ 405,588	$ 174,745
STOCKHOLDERS' EQUITY		
Preferred stock	$ -	$ -
Common stock	5,867,454	5,867,454
Surplus	9,761,066	9,761,066
Retained earnings	26,449,437	23,311,355
Accumulated other comprehensive income	714,601	814,443
Treasury stock, at cost	(3,096,681)	(3,096,681)
TOTAL STOCKHOLDERS' EQUITY	39,695,877	36,657,637
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$40,101,465	$36,832,382

STATEMENTS OF INCOME

	Year Ended December 31 2001	2000	1999
INCOME			
Dividends from Subsidiary Bank	$2,376,319	$2,346,982	$3,227,100
Dividends - other	49,598	54,699	45,243
Securities gains	89,048	129,998	51,000
Interest	9,000	5,666	12,772
TOTAL INCOME	$2,523,965	$2,537,345	$3,336,115
Operating Expenses	52,219	60,019	35,075
Income Before Taxes and Equity in Undistributed Net Income of Subsidiary	$2,471,746	$2,477,326	$3,301,040
Income tax expense	24,644	37,456	17,159
Income Before Equity in Undistributed Net Income of Subsidiary	$2,447,102	$2,439,870	$3,283,881
Equity in undistributed net income of Subsidiary	2,986,299	2,768,237	1,876,184
NET INCOME	$5,433,401	$5,208,107	$5,160,065

STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 5,433,401	$ 5,208,107	$ 5,160,065
Adjustments to reconcile net income to net cash provided by operating activities:			
Securities gains	(89,048)	(129,998)	(51,000)
Equity in undistributed net income of Subsidiary	(2,986,299)	(2,768,237)	(1,876,184)
(Increase) decrease in prepaid expenses and other assets	4,082	88,701	(92,983)
(Increase) decrease in advanced receivable from Subsidiary Bank	(57,835)	(68,234)	-
Increase (decrease) in advances payable to Subsidiary Bank	-	(99,742)	67,448
Increase (decrease) in accrued expenses and other liabilities	132,047	8,566	(15,390)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 2,436,348	$ 2,239,163	$ 3,191,956
INVESTING ACTIVITIES			
Purchase of equity securities	$ (89,482)	$ (314,936)	$ (142,626)
Proceeds from sale of equity securities	144,255	243,656	88,500
NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES	$ 54,773	$ (71,280)	$ (54,126)
FINANCING ACTIVITIES			
Acquisition of treasury stock	$ -	$ -	$ (1,905,660)
Cash dividends paid	(2,295,319)	(2,181,970)	(1,997,969)
NET CASH (USED) BY FINANCING ACTIVITIES	$ (2,295,319)	$ (2,181,970)	$ (3,903,629)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 195,802	$ (14,087)	$ (765,799)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	214,839	228,926	994,725
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 410,641	$ 214,839	$ 228,926

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS OF FIRST KEYSTONE CORPORATION:

We have audited the accompanying consolidated balance sheets of First Keystone Corporation and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Keystone Corporation and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

J. H. Williams & Co., LLP

Kingston, Pennsylvania
January 10, 2002

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

TO OUR STOCKHOLDERS:

The management of First Keystone Corporation is responsible for the preparation, integrity and the objectivity of the consolidated financial statements and other financial information presented in this annual report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain estimates and judgements made by management.

First Keystone Corporation's management maintains an effective system of internal control which in the opinion of management is designed to provide reasonable assurance that its financial records can be relied on in the preparation of consolidated financial statements and that its assets are safeguarded against loss or unauthorized use. The system of internal controls provides for appropriate division and responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management continually monitors the system for compliance.

The Audit Committee of the Board of Directors composed entirely of directors who are not employees of First Keystone Corporation, meets periodically, privately, and separately with First Keystone Corporation's independent auditors and management to review accounting, auditing, internal control, and financial reporting matters.

J. Gerald Bazewicz, *President & CEO*

David R. Saracino, *Treasurer & Assistant Secretary*

Berwick, Pennsylvania
March 10, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The purpose of the Management's Discussion and Analysis of First Keystone Corporation, a bank holding company (the Corporation), and its wholly owned subsidiary, The First National Bank of Berwick (the Bank), is to assist the reader in reviewing the financial information presented and should be read in conjunction with the consolidated financial statements and other financial data contained herein.

This annual report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995), which reflect management's beliefs and expectations based on information currently available. These forward-looking statements are inherently subject to significant risks and uncertainties, including changes in general economic and financial market conditions, the Corporation's ability to effectively carry out its business plans and changes in regulatory or legislative requirements. Other factors that could cause or contribute to such differences are changes in competitive conditions, and pending or threatened litigation. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 Versus Year Ended December 31, 2000

Net income increased to $5,433,000 for the year ended December 31, 2001, as compared to $5,208,000 for the prior year. The net income for 2001 marked the 19th consecutive year that earnings and earnings per share have increased. Earnings per share, both basic and diluted, for 2001 were $1.92 as compared to $1.84 in 2000. The Corporation's return on average assets declined to 1.41% in 2001 from 1.52% in 2000. In addition, the return on average equity decreased to 13.85% in 2001 from 16.55% in 2000. An increase in average earning assets in 2001 resulted in an increase of interest income to $26,836,000 up 4.6% over 2000. A lowering of interest rates and the accompanying decrease in the cost of funds resulted in interest expense of $14,465,000 in 2001, an increase of 3.4% from 2000.

Net interest income, as indicated below in Table 1, increased by $716,000 or 6.1% to $12,371,000 for the year ended December 31, 2001. The Corporation's net interest income on a fully taxable equivalent basis increased $387,000, or 2.9% to $13,816,000 in 2001 as compared to an increase of $471,000, or 3.6% to $13,429,000 in 2000.

Year Ended December 31, 2000 Versus Year Ended December 31, 1999

Net income increased to $5,208,000 for the year ended December 31, 2000, as compared to $5,160,000 in 1999. Earnings per share, both basic and diluted, for 2000 were $1.84 as compared to $1.80 in 1999. The Corporation's return on average assets and return on average equity was 1.52% and 16.55%, respectively in 2000, as compared to 1.58% and 16.12%, respectively in 1999.

Net interest income increased by $371,000 or 3.3% to $11,655,000 for the year ended 2000. The Corporation's net interest income on a fully taxable equivalent basis increased 3.6% in 2000 or $471,000 to $13,429,000 as indicated in Table 1 as compared to $12,958,000 for the year ended 1999.

Table 1 » Net Interest Income

(Amounts in thousands)		2001/2000 Increase/(Decrease)			2000/1999 Increase/(Decrease)		
	2001	Amount	%	2000	Amount	%	1999
Interest Income	$26,836	$1,186	4.6	$25,650	$2,478	10.7	$23,172
Interest Expense	14,465	470	3.4	13,995	2,107	17.7	11,888
Net Interest Income	12,371	716	6.1	11,655	371	3.3	11,284
Tax Equivalent Adjustment	1,445	(329)	(18.5)	1,774	100	6.0	1,674
Net Interest Income (fully tax equivalent)	$13,816	$ 387	2.9	$13,429	$ 471	3.6	$12,958

Table 2 » Distribution of Assets, Liabilities and Stockholders' Equity

	2001		
	Avg. Balance	Revenue/Expense	Yield/Rate
Interest Earning Assets:			
Loans:			
Commercial[1]	$ 27,392,753	$ 2,068,415	7.55%
Real Estate[1]	139,085,901	11,291,802	8.12%
Installment Loans, Net[1,2]	28,006,285	2,566,160	9.16%
Fees on Loans	-	64,923	0%
Total Loans (Including Fees)[3]	$194,484,939	$15,991,300	8.22%
Investment Securities:			
Taxable	$127,746,749	$ 8,285,399	6.49%
Tax Exempt[1]	47,343,277	3,775,980	7.98%
Total Investment Securities	$175,090,026	$12,061,379	6.89%
Interest Bearing Deposits in Banks	5,841,066	228,392	3.91%
Total Interest-Earning Assets	$375,416,031	$28,281,071	7.53%
Non-Interest Earning Assets:			
Cash and Due From Banks	$ 6,179,589		
Allowance for Loan Losses	(2,687,787)		
Premises and Equipment	3,419,464		
Foreclosed Assets Held for Sale	171,911		
Other Assets	3,605,284		
Total Non-Interest Earning Assets	10,688,461		
Total Assets	$386,104,492		
Interest-Bearing Liabilities:			
Savings, NOW Accounts, and Money Markets	$114,253,426	$ 3,115,844	2.73%
Time Deposits	155,627,518	8,574,970	5.51%
Short-Term Borrowings	1,017,907	35,892	3.53%
Long-Term Borrowings	41,439,394	2,427,519	5.86%
Securities Sold U/A to Repurchase	8,008,903	310,835	3.88%
Total Interest-Bearing Liabilities	$320,347,148	$14,465,060	4.52%
Non-Interest Bearing Liabilities:			
Demand Deposits	$ 23,647,180		
Other Liabilities	2,892,640		
Stockholders' Equity	39,217,524		
Total Liabilities/Stockholders' Equity	$386,104,492		
Net Interest Income Tax Equivalent		$13,816,011	
Margin Analysis:			
Interest Income/Earning Assets			7.53%
Interest Expense/Earning Assets			3.85%
Net Interest Income/Earning Assets			3.68%

[1]Tax-exempt income has been adjusted to a tax equivalent basis using an incremental rate of 34%.

[2]Installment loans are stated net of unearned interest.

[3]Average loan balances include non-accrual loans. Interest income on non-accrual loans is not included.

2000 Avg. Balance	2000 Revenue/Expense	2000 Yield/Rate	1999 Avg. Balance	1999 Revenue/Expense	1999 Yield/Rate
$ 17,409,129	$ 1,809,232	10.39%	$ 18,510,931	$ 1,590,855	8.59%
138,855,558	11,491,131	8.28%	131,870,649	10,799,473	8.19%
31,376,389	2,695,065	8.59%	24,289,440	2,269,305	9.34%
0	28,438	0%	0	(9,119)	0%
$187,641,076	$16,023,866	8.54%	$174,671,020	$14,650,514	8.39%
$ 93,011,187	$ 6,566,028	7.06%	$ 84,228,396	$ 5,357,426	6.36%
48,778,533	4,826,683	9.90%	53,607,172	4,672,106	8.72%
$141,789,720	$11,392,711	8.03%	$137,835,568	$10,029,532	7.28%
59,731	7,404	12.40%	3,452,932	166,666	4.83%
$329,490,527	$27,423,981	8.32%	$315,959,520	$24,846,711	7.86%
$ 6,881,283			$ 7,167,881		
(2,599,044)			(2,490,397)		
3,751,007			3,785,614		
0			48,151		
4,724,690			2,835,955		
12,757,936			11,347,204		
$342,248,463			$327,306,724		
$101,727,428	$ 3,273,578	3.22%	$100,597,697	$ 2,967,250	2.95%
134,872,486	7,698,813	5.71%	125,229,509	6,528,815	5.21%
14,449,813	935,108	6.47%	5,337,884	288,553	5.41%
27,558,202	1,705,032	6.19%	17,700,701	1,009,032	5.70%
7,734,721	382,828	4.95%	22,969,459	1,094,546	4.77%
$286,342,650	$13,995,359	4.89%	$271,835,250	$11,888,196	4.37%
$ 22,277,061			$ 21,650,871		
2,158,311			1,808,797		
31,470,441			32,011,806		
$342,248,463			$327,306,724		
	$13,428,622			$12,958,515	
		8.32%			7.86%
		4.25%			3.76%
		4.08%			4.10%

NET INTEREST INCOME

The major source of operating income for the Corporation is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, including deposits and other borrowings. The amount of interest income is dependent upon both the volume of earning assets and the level of interest rates. In addition, the volume of non-performing loans affects interest income. The amount of interest expense varies with the amount of funds needed to support earnings assets, interest rates paid on deposits and borrowed funds, and finally, the level of interest free deposits.

Table 2 on the preceding pages provides a summary of average outstanding balances of earning assets and interest bearing liabilities with the associated interest income and expense as well as average tax equivalent rates earned and paid as of year-end 2001, 2000, and 1999.

The yield on earning assets was 7.53% in 2001, 8.32% in 2000, and 7.86% in 1999. The rate paid on interest bearing liabilities was 4.52% in 2001, 4.89% in 2000, and 4.37% in 1999. A 79 basis point decrease in the yield on earning assets, offset by a 37 basis point decrease on the rate paid on interest bearing liabilities in 2001 put additional pressure on the net interest margin. The effect was a decrease in our spread and net interest margin. The net interest margin which is interest income less interest expenses divided by average earnings assets was 3.68% in 2001 as compared to 4.08% in 2000 and 4.10% in 1999. The net interest margins are presented on a tax-equivalent basis. The continued maintenance of an adequate net interest margin is a primary concern being addressed by management on an ongoing basis.

The decline in net interest margin was due primarily to the rate on earning assets decreasing more than the rate on liabilities. The narrowing of our net interest margin is consistent with industry trends. The trend reflects increased competition for both loans and deposits.

Table 3 sets forth certain information regarding changes in interest income and interest expense for the periods indicated for each category of interest earning assets and interest bearing liabilities. Information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by prior rate); (ii) changes in rate (changes in average rate multiplied by prior average volume); and, (iii) changes in rate and volume (changes in average volume multiplied by change in average rate).

In 2001, the increase in net interest income of $387,000 resulted from a change in volume of $2,493,000 and a decrease of $2,106,000 due to changes in rate. In 2000, there was an increase in net interest income of $470,000 resulted from a change in volume of $197,000 and an increase of $273,000 due to rate.

Table 3 » Changes in Income and Expense, 2001 and 2000

(Amounts in thousands)	2001 COMPARED TO 2000			2000 COMPARED TO 1999		
	VOLUME	RATE	NET	VOLUME	RATE	NET
Interest Income:						
Loans, Net	$ 584	$ (617)	$ (33)	$1,088	$ 285	$1,373
Taxable Investment Securities	2,452	(981)	1,471	559	650	1,209
Tax-Exempt Investment Securities	(142)	(909)	(1,051)	(421)	575	154
Other Short-Term Investments	1,191	(721)	470	(164)	5	(159)
Total Interest Income	$4,085	$(3,228)	$ 857	$1,062	$1,515	$2,577
Interest Expense:						
Savings, Now, and Money Markets	$ 403	$ (561)	$ (158)	$ 33	$ 273	$ 306
Time Deposits	1,185	(309)	876	503	667	1,170
Short-Term Borrowings	(869)	(30)	(899)	493	154	647
Long-Term Borrowings	859	(136)	723	562	134	696
Securities Sold U/A to Repurchase	14	(86)	(72)	(726)	14	(712)
Total Interest Expense	$1,592	$(1,122)	$ 470	$ 865	$1,242	$2,107
Net Interest Income	$2,493	$(2,106)	$ 387	$ 197	$ 273	$ 470

The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

Balance on non-accrual loans are included for computational purposes. Interest income on non-accrual loans is not included.

Interest income exempt from federal tax was $2,804,205 in 2001, $3,442,834 in 2000, and $3,249,720 in 1999. Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%.

PROVISION FOR LOAN LOSSES

For the year ended December 31, 2001, the provision for loan losses was $610,000 as compared to $425,000 as of December 31, 2000, an increase of 43.5%. The Corporation's provision for loan losses for the year ended December 31, 1999, was $325,000. The provision has increased primarily because of the loan growth experienced by the Corporation, along with an increase in past-due loans and non-performing loans. Net charge-offs by the Corporation for the fiscal year end December 31, 2001, 2000, and 1999, were $390,000, $323,000, and $146,000, respectively.

The allowance for loan losses as a percentage of loans, net of unearned interest, was 1.47% as of December 31, 2001, 1.42% as of December 31, 2000, and 1.40% as of December 31, 1999.

On a quarterly basis, the Corporation's Board of Directors and management performs a detailed analysis of the adequacy of the allowance for loan losses. This analysis includes an evaluation of credit risk concentration, delinquency trends, past loss experience, current economic conditions, composition of the loan portfolio, classified loans and other relevant factors.

The Corporation will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as conditions warrant. Although the Corporation believes that the allowance for loan losses is adequate to provide for losses inherent in the loan portfolio, there can be no assurance that future losses will not exceed the estimated amounts or that additional provisions will not be required in the future.

The Bank is subject to periodic regulatory examination by the Office of the Comptroller of the Currency (OCC). As part of the examination, the OCC will assess the adequacy of the bank's allowance for loan losses and may include factors not considered by the Bank. In the event that an OCC examination results in a conclusion that the Bank's allowance for loan losses is not adequate, the Bank may be required to increase its provision for loan losses.

NON-INTEREST INCOME

Non-interest income is derived primarily from trust department revenue, service charges and fees, other miscellaneous revenue and the gain on the sale of mortgage loans. In addition, investment security gains or losses also impact total non-interest income.

For the year ended December 31, 2001, non-interest income increased $470,000, or 25.1% as compared to an increase of $160,000, or 9.3% for the year ended December 31, 2000. Table 4 provides the major categories of non-interest income and each respective change comparing the past three years.

Excluding investment security gains, non-interest income in 2001 increased $305,000, or 17.3%. This compares to an increase of $171,000, or 10.7% in 2000 before investment security gains. Income from the trust department, which consists of fees generated from individual and corporate accounts, decreased in 2001 by $16,000 after decreasing by $6,000 in 2000. Decreased income from the trust department in 2001 and 2000 was due primarily to the decline in market value of accounts.

Service charges and fees, consisting primarily of service charges on deposit accounts, was the largest source of non-interest income in 2001 and 2000. Service charges and fees increased by $139,000, or 12.7% in 2001 compared to an increase of $153,000, or 16.3% in 2000. Increased transaction volume led to an increase in fees from our debit card, an increase in ATM surcharges, and an increase of fees on deposit accounts in both years.

Other income increased by $56,000, or 140.0% in 2001 compared to an increase of $1,000, or 2.6% in 2000. The gain on sale of mortgages provided $184,000 in 2001, an increase of $126,000 over 2000. Gains on sale of mortgages are largely a function of the volume of mortgages originated for sale in the secondary market and the historically low level of interest rates. Since the Corporation continues to service the mortgages which are sold, this provides a source for additional non-interest income on an ongoing basis.

Table 4 » Non-Interest Income

(Amounts in thousands)		2001/2000 Increase/(Decrease)			2000/1999 Increase/(Decrease)		
	2001	Amount	%	2000	Amount	%	1999
Trust Department	$ 555	$ (16)	(2.8)	$ 571	$ (6)	(1.0)	$ 577
Service Charges and Fees	1,232	139	12.7	1,093	153	16.3	940
Other	96	56	140.0	40	1	2.6	39
Gain on Sale of Mortgages	184	126	217.2	58	23	65.7	35
Subtotal	$2,067	$305	17.3	$1,762	$171	10.7	$1,591
Investment Securities Gains	278	165	146.0	113	(11)	8.9	124
Total	$2,345	$470	25.1	$1,875	$160	9.3	$1,715

NON-INTEREST EXPENSES

Non-interest expense consists of salaries and benefits, occupancy, furniture and equipment, and other miscellaneous expenses. Table 5 provides the yearly non-interest expense by category, along with the amount, dollar changes, and percentage of change.

Total non-interest expense increased by $394,000, or 5.8% in 2001 compared to an increase of $477,000, or 7.6% in 2000. Expenses associated with employees (salaries and employee benefits) continue to be the largest non-interest expenditure. Salaries and employee benefits amounted to 54.3% of total non-interest expense in 2001 and 55.4% in 2000. Salaries and employee benefits increased $134,000, or 3.6% in 2001 and $309,000, or 8.9% in 2000. The increase in both years were due to a slight increase in the number of employees, plus normal salary adjustments and increased benefit costs. Full time equivalent employees total 123 as of December 31, 2001, and 122 as of December 31, 2000.

Net occupancy expense increased $16,000, or 3.7% in 2001 as compared to an increase of $30,000, or 7.5% in 2000. Furniture and equipment expense decreased $2,000, or 0.4% in 2001 compared to an increase of $19,000, or 3.4% in 2000. The decrease in furniture and equipment expense in 2001 relates to lower depreciation associated with computer processing and related equipment. Other operating expenses increased $246,000, or 12.2% in 2001 as compared to an increase of $119,000, or 6.2% in 2000. Higher other expenses are associated with increased professional fees, postage, supplies, insurance, marketing, and advertising, along with state shares tax.

The overall level of non-interest expense continues to be low, relative to our peers. In fact, our total non-interest expense was less than 2% of average assets in both 2001 and 2000. Non-interest expense as a percentage of average assets under 2% places us among the leaders in our peer financial institution categories in controlling non-interest expense.

Table 5 » Non-Interest Expense

(Amounts in thousands)		2001/2000 Increase/(Decrease)			2000/1999 Increase/(Decrease)		
	2001	Amount	%	2000	Amount	%	1999
Salaries and Employee Benefits	$3,896	$134	3.6	$3,762	$309	8.9	$3,453
Occupancy, Net	447	16	3.7	431	30	7.5	401
Furniture and Equipment	568	(2)	(0.4)	570	19	3.4	551
Other and State Shares Tax	2,270	246	12.2	2,024	119	6.2	1,905
Total	$7,181	$394	5.8	$6,787	$477	7.6	$6,310

INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2001, was $1,493,000 as compared to $1,110,000 and $1,204,000 for the years ended December 31, 2000, and December 31, 1999, respectively. In 2001, our income tax expense increased because income before taxes increased $608,000 to $6,927,000 from $6,319,000 in 2000. In 2000, our income before taxes declined $45,000 as compared to 1999; however, our income tax expense declined $94,000 in 2000 resulting in increased net income for the year. An increase in tax exempt interest, derived from both our tax-free loans and tax free municipal investment securities in 2000, resulted in a lower income tax liability. The effective income tax rate was 21.5% in 2001, 17.4% in 2000, and 18.9% in 1999. The limited availability of tax free municipal investments at attractive interest rates may result in a higher effective tax rate in future years.

FINANCIAL CONDITION

GENERAL

Total assets increased to $393,472,000, at year-end 2001, an increase of 9.2% over year-end 2000. As of December 31, 2001, total deposits amounted to $294,681,000, an increase of 8.5% over 2000. Assets as of December 31, 2000, were $360,342,000, an increase of 8.0% over 1999, while total deposits as of year-end 2000 amounted to $271,473,000, an increase of 11.0% from 1999.

In 2001, the increase in assets primarily reflects the deployment of proceeds from borrowings and deposits into loans and investment securities. The Corporation continues to maintain and manage its asset growth. Our strong equity capital position provides us an opportunity to leverage our asset growth. Borrowings did increase in 2001 by $7,007,000 after increasing in 2000 by $7,785,000. Strong deposit growth in 2001 and 2000 allowed us to attain our targeted total asset level with relatively small increases in borrowings. Core deposits, which include demand deposits and interest bearing demand deposits (Nows), money market accounts, savings accounts, and time deposits of individuals are our most significant source of funds. In 2001 and 2000, several successful sales campaigns attracted new customers and generated growth in retail certificates of deposit (time deposits of individuals).

EARNING ASSETS

Earning assets are defined as those assets that produce interest income. By maintaining a healthy asset utilization rate, i.e., the volume of earning assets as a percentage of total assets, the Corporation maximizes income. The earning asset ratio (average interest earning assets divided by average total assets) equaled 97.2% for 2001, compared to 96.3% for 2000, and 96.5% for 1999. This indicates that the management of earning assets is a priority and non-earning assets, primarily cash and due from banks, fixed assets and other assets, are maintained at minimal levels. The primary earning assets are loans and investment securities.

LOANS

Total loans, net of unearned income, increased to $198,224,000 as of December 31, 2001, as compared to $190,672,000 as of December 31, 2000. Table 6 provides data relating to the composition of the Corporation's loan portfolio on the dates indicated. Total loans, net of unearned income increased $7,553,000, or 4.0% in 2001 compared to an increase of $5,441,000, or 2.9% in 2000.

The loan portfolio is well diversified and increases in the portfolio in 2001 have been in commercial real estate and tax exempt loans. In 2000, the increase in loans was primarily in commercial loans. Real estate loans declined in 2001, because approximately $9,000,000 of residential mortgage loans were sold in the secondary market. The Corporation will continue to originate and sell long-term fixed rate residential mortgage loans which conform to secondary market requirements. The Corporation derives ongoing income from the servicing of mortgages sold in the secondary market.

The noted loan growth was achieved without a significant percentage increase in delinquencies or charge-offs. The Corporation internally underwrites each of its loans to comply with prescribed policies and approval levels established by its Board of Directors.

Table 6 » Loans Outstanding, Net of Unearned Income

(Amounts in thousands)	December 31,				
	2001	2000	1999	1998	1997
Commercial, financial and agricultural:					
Commercial secured by real estate	$ 61,135	$ 53,608	$ 55,514	$ 43,366	$ 41,566
Commercial - other	24,062	22,674	17,864	16,579	17,241
Tax exempt	7,958	3,798	4,133	2,254	2,566
Real estate (primarily residential mortgage loans)	79,483	84,330	83,099	77,858	72,901
Consumer loans	32,075	32,845	30,595	26,205	22,009
Total Gross Loans	$204,713	$197,255	$191,205	$166,262	$156,283
Less: Unearned income and unamortized loan fees net of costs	6,489	6,583	5,974	4,729	4,132
Total Loans, net of unearned income	$198,224	$190,672	$185,231	$161,533	$152,151

INVESTMENT SECURITIES

The Corporation uses investment securities to not only generate interest and dividend revenue, but also to help manage interest rate risk and to provide liquidity to meet operating cash needs.

The investment portfolio has been allocated between securities available for sale and securities held to maturity. No investment securities were established in a trading account. Available for sale securities increased to $178,099,000 in 2001, a 20.6% increase over 2000. At December 31, 2001, the net unrealized gain, net of the tax effect, on these securities was $715,000 and is included in stockholders' equity as accumulated other comprehensive gain. At December 31, 2000, accumulated other comprehensive income, net of tax effect, amounted to $814,000. In 2001, held-to-maturity securities declined $2,728,000, or a 31.2% decrease from 2000 after declining $2,826,000, or 24.4% in 2000. Table 7 provides data on the carrying value of our investment portfolio on the dates indicated. The vast majority of investment security purchases are allocated as available-for-sale. This provides the Corporation with increased flexibility should there be a need or desire to liquidate an investment security.

The investment portfolio includes U.S. Government Corporations and Agencies, corporate obligations, mortgage backed securities, state and municipal securities, and other debt securities. In addition, the investment portfolio includes restricted equity securities consisting primarily of common stock investments in the Federal Reserve Bank and the Federal Home Loan Bank, and marketable equity securities of other commercial banks and bank holding companies.

Securities available-for-sale may be sold as part of the overall asset and liability management process. Realized gains and losses are reflected in the results of operations on our statements of income. The investment portfolio does not contain any structured notes, step-up bonds, or any off-balance sheet derivatives.

During 2001, interest bearing deposits in other banks decreased to $50,000 from $2,428,000 in 2000. Balances in interest bearing deposits in other banks were kept relatively low as funds were invested in marketable securities to maximize income while still addressing liquidity needs.

Table 7 » Carrying Value of Investment Securities

(Amounts in thousands)	December 31,					
	2001		2000		1999	
	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
U. S. Government Corporations and Agencies	$ 55,267	$ 5,332	$ 66,421	$ 6,947	$ 61,733	$ 8,170
State and Municipal	74,184	677	58,698	1,790	54,541	3,393
Corporate	41,334	0	13,505	0	0	0
Marketable Equity Securities	4,286	0	3,600	0	1,717	0
Restricted Equity Securities	3,027	0	5,477	0	5,477	0
Total Investment Securities	$178,098	$ 6,009	$147,701	$ 8,737	$123,468	$11,563

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses constitutes the amount available to absorb losses within the loan portfolio. As of December 31, 2001, the allowance for loan losses was $2,922,000 as compared to the December 31, 2000, amount of $2,702,000 and the December 31, 1999, amount of $2,600,000. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for possible loan losses when management believes that the collectibility of the principal is unlikely. The risk characteristics of the loan portfolio are managed through the various control processes, including credit evaluations of individual borrowers, periodic reviews, and diversification by industry. Risk is further mitigated through the application of lending procedures such as the holding of adequate collateral and the establishment of contractual guarantees.

Management performs a quarterly analysis to determine the adequacy of the allowance for loan losses. The methodology in determining adequacy incorporates specific and general allocations together with a risk/loss analysis on various segments of the portfolio according to an internal loan review process. This assessment results in an allocated allowance. Management maintains its loan review and loan classification standards consistent with those of its regulatory supervisory authority.

Management feels based upon its methodology, that the allowance for loan losses is adequate to cover foreseeable future losses. Table 8 contains an analysis of our Allowance for Loan Losses indicating charge-offs and recoveries by the year. In 2001, net charge-offs as a percentage of average loans were .20% compared to .17% in 2000 and .08% in 1999. Net charge-offs amounted to $390,000 in 2001 as compared to $323,000 and $146,000 in 2000 and 1999, respectively.

It is the policy of management and the Corporation's Board of Directors to provide for losses on both identified and unidentified losses inherent in its loan portfolio. A provision for loan losses is charged to operations based upon an evaluation of the potential losses in the loan portfolio. This evaluation takes into account such factors as portfolio concentrations, delinquency, trends, trends of non-accrual and classified loans, economic conditions, and other relevant factors.

The loan review process which is conducted quarterly, is an integral part of our evaluation of the loan portfolio. A detailed quarterly analysis to determine the adequacy of the Corporation's allowance for loan losses is reviewed by our Board of Directors.

With our manageable level of net charge-offs and the additions to the reserve from our provision out of operations, the allowance for loan losses as a percentage of average loans amounted to 1.50% to 2001, 1.44% in 2000, and 1.49% in 1999.

Table 8 » Analysis of Allowance for Loan Losses

(Amounts in thousands)	Years Ended December 31,				
	2001	2000	1999	1998	1997
Balance at beginning of period	$ 2,702	$ 2,600	$ 2,421	$2,371	$2,267
Charge-offs:					
Commercial, financial, and agricultural	109	79	25	66	107
Real estate - mortgage	111	44	20	42	54
Installment loans to individuals	238	226	213	161	111
	458	349	258	269	272
Recoveries:					
Commercial, financial, and agricultural	21	0	23	0	7
Real estate - mortgage	3	10	62	8	17
Installment loans to individuals	44	16	27	36	27
	68	26	112	44	51
Net charge-offs	390	323	146	225	221
Additions charged to operations	610	425	325	275	325
Balance at end of period	$ 2,922	$ 2,702	$ 2,600	$2,421	$2,371
Ratio of net charge-offs during the period to average loans outstanding during the period	.20%	.17%	.08%	.15%	.15%
Allowance for loan losses to average loans outstanding during the period	1.50%	1.44%	1.49%	1.57%	1.63%

Table 9 sets forth the allocation of the Bank's allowance for loan losses by loan category and the percentage of loans in each category to total loans receivable at the dates indicated. The portion of the allowance for loan losses allocated to each loan category does not represent the total available for future losses that may occur within the loan category, since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

Table 9 » Allocation of Allowance for Loan Losses

(Amounts in thousands)	December 31,									
	2001	%*	2000	%*	1999	%*	1998	%*	1997	%*
Commercial, financial, and agricultural	$ 605	14.9	$ 316	10.7	$ 308	11.2	$ 253	9.8	$ 271	12.1
Real estate - mortgage	1,826	71.2	1,133	72.6	1,431	75.5	1,237	74.3	1,135	73.9
Consumer and other loans	458	13.9	1,030	16.7	425	13.3	319	15.9	241	14.0
Unallocated	33	N/A	223	N/A	436	N/A	612	N/A	724	N/A
	$2,922	100.0	$2,702	100.0	$2,600	100.0	$2,421	100.0	$2,371	100.0

*Percentage of loans in each category to total loans.

NON-PERFORMING ASSETS

With the continuing economic slowdown in 2001, the Corporation experienced an increase in delinquencies and non-performing loans. Table 10 details the Corporation's non-performing assets at the dates indicated.

Non-accrual loans are generally delinquent on which principal or interest is past-due approximately 90 days or more, depending upon the type of credit and the collateral. When a loan is placed on non-accrual status, any unpaid interest is charged against income. Restructured loans are loans where the borrower has been granted a concession in the interest rate or payment amount because of financial problems. Foreclosed assets held for sale represents property acquired through foreclosure, or considered to be an in-substance foreclosure.

The total of non-performing assets did increase to $1,394,000 as of December 31, 2001, as compared to $742,000 as of December 31, 2000. Non-accrual and restructured loans increased from $719,000 in 2000 to $1,102,000 in 2001. Foreclosed assets, consisting of one real estate parcel, increased to $75,000 in 2001. Loans past-due 90 days or more and still accruing increased to $217,000 in 2001 from $10,000 in 2000. Our allowance for loan losses to total non-performing assets remains strong at 209.6% in 2001 as compared to 364.2% in 2000.

Loan quality is monitored closely, and we actively work with borrowers to resolve credit problems. Excluding the assets disclosed in Table 10, management is not aware of any information about borrowers' possible credit problems, which cause serious doubt as to their ability to comply with present loan repayment terms.

Should the economic climate no longer continue to be stable or begin to deteriorate, borrowers may experience difficulty, and the level of non-performing loans and assets, charge-offs and delinquencies could rise and possibly require additional increases in our allowance for loan losses.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for possible loan and lease losses. They may require additions to allowances based upon their judgements about information available to them at the time of examination.

Interest income received on non-performing loans in 2001 and 2000 was $72,382 and $30,345, respectively. Interest income, which would have been recorded on these loans under the original terms in 2001 and 2000 was $93,258 and $67,584, respectively. At December 31, 2001, the Corporation had no outstanding commitments to advance additional funds with respect to these non-performing loans.

Table 10 » Non-Performing Assets

(Amounts in thousands)	December 31,				
	2001	2000	1999	1998	1997
Non-accrual and restructured loans	$1,102	$719	$618	$854	$321
Foreclosed assets	75	13	85	0	29
Loans past-due 90 days or more and still accruing	217	10	47	27	336
Total non-performing assets	$1,394	$742	$750	$881	$686
Non-performing assets to period-end loans and foreclosed assets	.70%	.39%	.40%	.55%	.45%
Total non-performing assets to total assets	.35%	.21%	.22%	.29%	.26%
Total allowance for loan losses to total non-performing assets	209.6%	364.2%	346.6%	274.8%	345.7%

A concentration of credit exists when the total amount of loans to borrowers, who are engaged in similar activities that are similarly impacted by economic or other conditions, exceed 10% of total loans. As of December 31, 2001, 2000, and 1999, management is of the opinion that there were no loan concentrations exceeding 10% of total loans.

There is a concentration of real estate mortgage loans in the loan portfolio. Real estate mortgages, including residential and commercial, comprise 70.9% of the loan portfolio as of December 31, 2001, down from 72.3% in 2000. Real estate mortgages consist of both residential and commercial real estate loans. The real estate loan portfolio is well diversified in terms of borrowers, collateral, interest rates, and maturities. Also, the real estate loan portfolio has a mix of both fixed rate and adjustable rate mortgages. The real estate loans are concentrated primarily in our marketing area and are subject to risks associated with the local economy.

DEPOSITS AND OTHER BORROWED FUNDS

Consumer and commercial retail deposits are attracted primarily by First Keystone's subsidiary bank's nine full service office locations. The Bank offers a broad selection of deposit products and continually evaluates its interest rates and fees on deposit products. The Bank regularly reviews competing financial institutions interest rates along with prevailing market rates, especially when establishing interest rates on certificates of deposit.

Deposits increased by $23,208,000, or an 8.5% increase when comparing December 31, 2001, to December 31, 2000. This increase compares to a deposit increase of 11.0% in 2000 and a decrease of 1.0% in 1999.

During 2001, the Corporation experienced a deposit increase in both non-interest bearing and interest bearing deposits. Non-interest bearing deposits increased to $25,576,000 as of December 31, 2001, an increase of $729,000, or 2.9% over 2000. Interest bearing deposits amounted to $269,105,000 as of December 31, 2001, an increase of $22,479,000, or 9.1% over 2000.

During 2001, the Corporation increased its reliance on both short-term borrowings and long-term borrowings. Short-term borrowings amounted to $11,566,000 as of year-end 2001, an increase of $3,007,000 from 2000. Long-term borrowings increased $4,000,000 in 2001 to $45,250,000 as of December 31, 2001. Total borrowings were $56,816,000 as of December 31, 2001, compared to $49,810,000 on December 31, 2000. Short-term borrowings are comprised of federal funds purchased, securities sold under agreements to repurchase, U.S. Treasury demand notes, and short-term borrowings from the Federal Home Loan Bank (FHLB).

Long-term borrowings are typically FHLB term borrowings with a maturity of one year or more. Some of the additional term borrowings were made to take advantage of special rates offered by the FHLB. In connection with FHLB borrowings and securities sold under agreements to repurchase, the Corporation maintains certain eligible assets as collateral.

CAPITAL STRENGTH

Normal increases in capital are generated by net income, less cash dividends paid out. Also, the net unrealized gains on investment securities available-for-sale, net of taxes, increased shareholders' equity or capital in 2001, referred to as accumulated other comprehensive income (loss). The total net increase in capital was $3,038,000 in 2001 after an increase of $7,300,000 in 2000. The accumulated other comprehensive income amounted to $715,000 in 2001 and $814,000 in 2000. Another factor which decreased equity capital relates to our stock repurchase plan. The Corporation repurchased 100,000 shares of common stock as of December 31, 2001 and 2000, at a cost of $3,097,000.

Return on equity (ROE) is computed by dividing net income by average stockholders' equity. This ratio was 13.85% for 2001, 16.55% for 2000, and 16.12% for 1999. Refer to Performance Ratios on Page 2 - Summary of Selected Financial Data for a more expanded listing of the ROE.

Adequate capitalization of banks and bank holding companies is required and monitored by regulatory authorities. Table 11 reflects risk-based capital ratios and the leverage ratio for our Corporation and Bank. The Corporation's leverage ratio was 9.79% at December 31, 2001, and 10.47% at December 31, 2000.

The Corporation has consistently maintained regulatory capital ratios at or above the "well capitalized" standards. For additional information on capital ratios, see Note 14 to the Consolidated Financial Statements. The risk-based capital ratios also decreased somewhat in 2001 from 2000 for both the Corporation and the Bank, but remain strong. The risk-based capital calculation assigns various levels of risk to different categories of bank assets, requiring higher levels of capital for assets with more risk. Also measured in the risk-based capital ratio is credit risk exposure associated with off-balance sheet contracts and commitments. Table 11 indicates capital ratios as of December 31, 2001, and December 31, 2000.

Table 11 » Capital Ratios

	December 31, 2001		December 31, 2000	
	Corporation	Bank	Corporation	Bank
Risk-Based Capital:				
Tier I risk-based capital ratio	15.01%	14.41%	16.25%	16.50%
Total risk-based capital ratio (Tier 1 and Tier 2)	16.26%	15.54%	17.55%	17.75%
Leverage Ratio:				
Tier I capital to average assets	9.79%	9.42%	10.47%	10.09%

Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as the operating cash needs of the Corporation, are met.

Liquidity is needed to provide the funding requirements of depositors withdrawals, loan growth, and other operational needs. Asset liquidity is provided by investment securities maturing in one year or less, other short-term investments, federal funds sold, and cash and due from banks. At year-end 2001, cash and due from banks and interest-bearing deposits in other banks totaled $6,550,000 as compared to $9,161,000 at year-end 2000. Additionally, maturing loans and repayment of loans are another source of asset liquidity.

Liability liquidity is accomplished by maintaining a core deposit base, acquired by attracting new deposits and retaining maturing deposits. Also, short-term borrowings provide funds to meet liquidity.

Management feels its current liquidity position is satisfactory given the factors that the Corporation has a very stable core deposit base which has increased annually. Secondly, our loan payments and principal paydowns on our mortgage backed securities provide a steady source of funds. Also, short-term investments and maturing investments represent additional sources of liquidity.

Finally, the Corporation's subsidiary bank does have access to funds on a short-term basis from the Federal Reserve Bank discount window. Also, Fed funds can be purchased by means of a borrowing line at the Atlantic Central Bankers Bank. The Corporation has indirect access to the capital markets through its membership in the Federal Home Loan Bank. Advances on borrowings, both short-term and long-term, are available to help address any liquidity needs.

FORWARD LOOKING STATEMENTS

The sections that follow, Market Risk Management and Asset/Liability Management contain certain forward looking statements. These forward looking statements involve significant risks and uncertainties, including changes in economic and financial market conditions. Although First Keystone Corporation believes that the expectations reflected in such forward looking statements are reasonable, actual results may differ materially.

MARKET RISK MANAGEMENT

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. First Keystone Corporation's market risk is composed primarily of interest rate risk. The Corporation's interest rate risk results from timing differences in the repricing of assets, liabilities, off-balance sheet instruments, and changes in relationships between ratio indices and the potential exercise of explicit or embedded options.

Increases in the level of interest rates also may adversely affect the fair value of the Corporation's securities and other earning assets. Generally, the fair value of fixed-rate instruments fluctuates inversely with changes in interest rates. As a result, increases in interest rates could result in decreases in the fair value of the Corporation's interest-earning assets, which could adversely affect the Corporation's results of operations if sold, or, in the case of interest earning assets classified as available for sale, the Corporation's stockholders' equity, if retained. Under The Financial Accounting Standards Board (FASB) Statement 115, changes in the unrealized gains and losses, net of taxes, on securities classified as available for sale will be reflected in the Corporation's stockholders' equity. As of December 31, 2001, the Corporation's securities portfolio included $178,099,000 in securities classified as available for sale. Accordingly, with the magnitude of the Corporation's holdings of securities available for sale, changes in interest rates could produce significant changes in the value of such securities and could produce significant fluctuations in the stockholders' equity of the Corporation. The Corporation does not own any trading assets.

ASSET/LIABILITY MANAGEMENT

The principal objective of asset liability management is to manage the sensitivity of the net interest margin to potential movements in interest rates and to enhance profitability through returns from managed levels of interest rate risk. The Corporation actively manages the interest rate sensitivity of its assets and liabilities. Several techniques are used for measuring interest rate sensitivity. A positive gap occurs when the amount of interest sensitive assets exceeds interest sensitive liabilities. This position would contribute positively to net-interest income in a rising interest rate environment. Conversely, when the Corporation's balance sheet has more liabilities repricing than assets it is liability sensitive or negatively gapped. This position would contribute positively to net interest income in a falling rate environment.

Limitations of gap analysis as illustrated in Table 12 include: a) assets and liabilities which contractually reprice within the same period may not, in fact, reprice at the same time or to the same extent; b) changes in market interest rates do not affect all assets and liabilities to the same extent or at the same time, and c) interest rate gaps reflect the

Corporation's position on a single day (December 31, 2001 in the case of the following schedule) while the Corporation continually adjusts its interest sensitivity throughout the year.

Also in Table 12, the Corporation has elected to incorporate some interest bearing demand deposits and savings deposits as rate sensitive in the three months or less time frame. The result is a negative gap in that time frame of $90,238,000. However, much of our interest bearing demand deposits and savings deposits are considered core deposits and are not rate sensitive, especially in the three months or less time frame. Accordingly, the Corporation feels it is negatively gapped with exposure to an increase in interest rates limited within policy guidelines. As discussed previously, a negative gap will decrease net interest income should interest rates rise. Despite the Corporation's negative gap position, the impact of a rapid rise in interest rates as occurred in 1994 and 1999, did not have a significant effect on our net interest income.

Table 12 » Interest Rate Sensitivity Analysis

(Amounts in thousands)	December 31, 2001				
	3 Months or Less	3 - 12 Months	1 - 5 Years	Over 5 Years	Total
Rate Sensitive Assets:					
Cash and cash equivalent	$ 50	$ -	$ -	$ -	$ 50
Loans	42,788	47,868	91,724	12,922	195,302
Investments	7,143	18,432	73,332	85,200	184,107
Total Rate Sensitive Assets	$ 49,981	$ 66,300	$165,056	$ 98,122	$379,459
Rate Sensitive Liabilities:					
Interest-bearing deposits	$126,653	$ 55,353	$ 17,168	$ 95,507	$294,681
Short-term borrowings	11,566	-	-	-	11,566
Long-term borrowings	2,000	-	10,000	33,250	45,250
Total Rate Sensitive Liabilities	$140,219	$ 55,353	$ 27,168	$128,757	$351,497
Interest Rate Sensitivity:					
Current period	$ (90,238)	$ 10,947	$137,888	$ (30,635)	$ 27,962
Cumulative gap	(90,238)	(79,291)	58,597	27,962	

Interest Rate Risk Measurement

The Bank's Asset/Liability Committee (ALCO) is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALCO are reviewed by the Corporation's Board of Directors. One of the primary goals of asset/liability management is to maximize net interest income and the net value of the Corporation's future cash flows within established interest rate risk limits.

Another way management reviews its interest sensitivity position in addition to earnings simulation modeling is net present value estimation. While each of these interest rate risk measurements has limitations, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Corporation.

Earnings Simulation Modeling

The Corporation's net income is affected by changes in the level of interest rates. Net income is also subject to changes in the shape of the yield curve. For example, a flattening of the yield curve would result in a decline in earnings due to the compression of earning asset yields and funds rates, while a steepening would result in increased earnings as investment margins widen.

Earnings simulation modeling is the primary mechanism used in assessing the impact of changes in interest rates on net interest income. The model reflects management's assumptions related to asset yields and rates paid on liabilities, deposit sensitivity, size and composition of the balance sheet. The assumptions are based on what management believes at that time to be the most likely interest rate environment.

Management also evaluates the impact of higher and lower interest rates. Management cannot predict the direction of interest rates or how the mix of assets and liabilities will change. The use of this information will help formulate strategies to minimize the unfavorable effect on net interest income caused by interest rate changes.

Table 13 presents an analysis of the changes in net-interest income and net present value of the balance sheet resulting from an increase or decrease of two percentage points (200 basis points) in the level of interest rates. The calculated estimates of change in net interest income and net present value of the balance sheet are compared to current limits approved by ALCO and the Board of Directors. The earnings simulation model projects net-interest income would increase by approximately 7.2% if rates fell by two percentage points over one year. The model projects a decrease of approximately 13.0% in net-interest income if rates rise by two percentage points over one year. Both of these forecasts are within the one year policy guidelines.

Net Present Value Estimation

The net present value measure is used for helping to determine levels of risk at a point in time present in the balance sheet that might not be taken into account in the earnings simulation model. The net present value of the balance sheet is defined as the discounted present value of asset cash flows minus the discounted present value of liability cash flows. At year-end, a 200 basis point immediate decrease in rates is estimated to increase net present value by 9.2%. Additionally, net present value is projected to decrease by 33.5% if rates increase immediately by 200 basis points, both within policy guidelines. During 2001, the Corporation's interest rate risk position grew more liability sensitive. Management expects market interest rates to begin to rise in 2002 and will take steps to reduce liability sensitivity.

The computation of the effects of hypothetical interest rate changes are based on many assumptions. They should not be relied upon solely as being indicative of actual results, since the computations do not contemplate actions management could undertake in response to changes in interest rates.

Table 13 » Effect of Change in Interest Rates

	Projected Change
Effect on Net Interest Income	
1-year Net Income simulation Projection	
-200 bp Shock vs Stable Rate	7.2%
+200 bp Shock vs Stable Rate	(13.0%)
Effect on Net Present Value of Balance Sheet	
Static Net Present Value Change	
-200 bp Shock vs Stable Rate	9.2%
+200 bp Shock vs Stable Rate	(33.5%)

MARKET PRICE/DIVIDEND HISTORY

As of December 31, 2001, the corporation had 2,833,727 shares of $2.00 par value common stock outstanding held by 620 shareholders of record. First Keystone Corporation's common stock is quoted on the Over The Counter (OTC) Bulletin Board under the symbol "FKYS".

The table below reports the highest and lowest per share prices known to the Corporation and the dividends paid during the periods indicated. These prices do not necessarily reflect any dealer or retail markup, markdown or commission.

Table 14 » Market Price/Dividend History

	2001		2000		1999	
	Common Stock High/Low	Dividends Paid	Common Stock High/Low	Dividends Paid	Common Stock High/Low	Dividends Paid
First Quarter	$16.75/$13.50	$.20	$21.25/$17.50	$.19	$33.50/$30.00	$.17
Second Quarter	$19.00/$14.38	.20	$19.50/$17.75	.19	$30.25/$28.50	.17
Third Quarter	$26.50/$18.25	.20	$18.25/$17.00	.19	$29.00/$26.25	.17
Fourth Quarter	$21.19/$19.00	.21	$17.13/$15.88	.20	$26.25/$20.25	.19

The following brokerage firms make a market in First Keystone Corporation stock:

Janney Montgomery Scott, Inc.	1801 Market Street Philadelphia, PA 19103 (800) 526-6397
Ryan, Beck and Company	401 City Avenue Suite 902 Bala Cynwyd, PA 19004 (800) 223-8969
F. J. Morrissey & Co., Inc.	1700 Market Street Suite 1420 Philadelphia, PA 19103-3913 (800) 842-8928
Boenning & Scattergood, Inc.	4 Tower Bridge 200 Barr Harbor Drive Suite 300 West Conshohocken, PA 19428-2979 (800) 883-8383

Table 15 » Quarterly Results of Operations (Unaudited)

(Amounts in thousands, except per share)

	Three Months Ended			
2001	March 31	June 30	September 30	December 31
Interest income	$6,697	$6,776	$6,736	$6,627
Interest expense	3,880	3,849	3,578	3,158
Net interest income	$2,817	$2,927	$3,158	$3,469
Provision for loan losses	100	85	100	325
Other non-interest income	481	564	531	770
Non-interest expense	1,701	1,823	1,776	1,880
Income before income taxes	$1,497	$1,583	$1,813	$2,034
Income taxes	294	339	406	455
Net income	$1,203	$1,244	$1,407	$1,579
Per share	$ .42	$ .44	$ .50	$ .56

2000	March 31	June 30	September 30	December 31
Interest income	$6,044	$6,239	$6,552	$6,815
Interest expense	3,218	3,341	3,649	3,787
Net interest income	$2,826	$2,898	$2,903	$3,028
Provision for loan losses	75	85	75	190
Other non-interest income	355	452	525	543
Non-interest expense	1,746	1,662	1,662	1,717
Income before income taxes	$1,360	$1,603	$1,691	$1,664
Income taxes	202	280	328	300
Net income	$1,158	$1,323	$1,363	$1,364
Per share	$ .41	$ .47	$ .48	$ .48

DIRECTORS*

John Arndt
Owner, Arndt Insurance Agency

J. Gerald Bazewicz
President and Chief Executive Officer of the Corporation and the Bank

Budd L. Beyer
Retired

Don E. Bower
President, Don E. Bower, Inc.

Robert E. Bull
Chairman of the Corporation and the Bank
Retired; Attorney, Bull, Bull & Knecht, LLP

John L. Coates
Secretary of the Corporation and the Bank
President, Tri-County Hardware, Inc.

Dudley P. Cooley
Financial Consultant;
Former Controller, Wise Foods, Borden, Inc.

Frederick E. Crispin, Jr.
Retired; Former Business and Financial Consultant, F. E. Crispin and Associates

Jerome F. Fabian
Owner/President, Tile Distributors of America, Inc.

Robert J. Wise
Vice Chairman of the Corporation and the Bank
Retired

**Also Directors of The First National Bank of Berwick*

OFFICERS

Robert E. Bull
Chairman

Robert J. Wise
Vice Chairman

J. Gerald Bazewicz
President and Chief Executive Officer

David R. Saracino
Treasurer and Assistant Secretary

John L. Coates
Secretary

OFFICERS

Robert E. Bull
Chairman of the Board

Robert J. Wise
Vice Chairman of the Board

J. Gerald Bazewicz
President and Chief Executive Officer
since January 1987
with the Bank since February 1973
31 years in banking

David R. Saracino
Vice President, Cashier and Assistant Secretary
since January 1987
with the Bank since February 1972
29 years in banking

Leslie W. Bodle
Vice President and Trust Officer
since October 1985
with the Bank since October 1985
36 years in banking

Sally A. Rishkofski
Vice President and Sales Division Manager/Branch Administrator
since April 1997
with the Bank since February 1964
41 years in banking

Timothy K. Kishbach
Vice President and Senior Loan Officer
since October 2001
with the Bank since September 1989
14 years in banking

Robert D. McWilliams
Assistant Vice President and Loan Administration Manager
since March 1989
with the Bank since September 1973
28 years in banking

Barbara J. Robbins
Assistant Vice President and Data/Deposit Operations Manager
since April 1990
with the Bank since June 1970
31 years in banking

Linda K. Yerges
Assistant Vice President and Human Resources Manager
since April 1993
with the Bank since January 1973
28 years in banking

Gabriel D. Alessi
Assistant Vice President and Mortgage Officer
since May 1995
with the Bank since May 1995
28 years in banking

Leona Luongo
Assistant Vice President and Wilkes-Bârre Area Sales Manager
since August 1998
with the Bank since August 1998
23 years in banking

Evelyn M. Bower
Assistant Vice President and Loan Review Officer
since April 1999
with the Bank since March 1978
25 years in banking

Judith A. Gizenski
Trust Officer
since August 1991
with the Bank since June 1976
25 years in banking

Marlene L. Eckrote
Trust Officer
since April 2001
with the Bank since September 1972
29 years in banking

James Szewc
Trust Investment Officer
since August 1998
with the Bank since August 1998
3 years in banking

Carmie A. Cleaver
Assistant Cashier and Sales Division Manager/ Branch Administrator
since February 2002
with the Bank since May 1972
29 years in banking

OFFICERS (continued)

Kevin L. Miller
Assistant Cashier and EDP Manager
since April 1991
with the Bank since November 1982
19 years in banking

Richard L. Holloway
Assistant Cashier and Community Office Manager, Salem Office
since April 1994
with the Bank since September 1983
18 years in banking

Diane C. A. Rosler
Assistant Cashier and Accounting Manager
since April 1994
with the Bank since July 1990
11 years in banking

Douglas E. Klinger
Assistant Cashier and Commercial Loan Officer
since April 1995
with the Bank since August 1993
8 years in banking

Tina M. Gray
Assistant Cashier and Community Office Manager, Freas Avenue Office
since April 1995
with the Bank since June 1984
27 years in banking

Lee Hess
Assistant Cashier and Security Officer
since April 1996
with Bank since December 1991
10 years in banking

Sherri A. Sitler
Assistant Cashier and Deposit Processing Supervisor
since April 1997
with Bank since September 1980
21 years in banking

Jodi L. Alley
Assistant Cashier and Loan Processing Supervisor
since April 1997
with Bank since February 1991
19 years in banking

Moira Dalton
Trust Business Development Officer
since April 1999
with Bank since August 1997
8 years in banking

Tammy Dietterick
Assistant Cashier and Community Office Manager, Nescopeck Office
since April 2000
with Bank since July 1985
17 years in banking

Frank Crayton
Assistant Cashier and Community Office Manager, Mifflinville Office
since April 2000
with Bank since December 1986
15 years in banking

John L. Coates
Secretary

OFFICE LOCATIONS

Berwick
① Main Office
111 West Front Street
Berwick, PA 18603
(570) 752-3671

② 400 Fowler Avenue
Berwick, PA 18603
(570) 759-2628

③ 701 Freas Avenue
Berwick, PA 18603
(570) 752-1244

④ Giant Market
50 Briar Creek Plaza
Berwick, PA 18603
(570) 802-0541

Bloomsburg
⑤ Central Road and Route 11
Bloomsburg, PA 17815
(570) 784-0354

Danville
⑥ Giant Market
328 Church Street
Danville, PA 17821
(570) 271-3100

Toll Free: 1-888-759-2266
www.firstnationalberwick.com

Mifflinville
⑦ Third and Race Streets
Mifflinville, PA 18631
(570) 752-5750

Nescopeck
⑧ 437 West Third Street
Nescopeck, PA 18635
(570) 759-2767

Wilkes-Barre
⑨ Hanover Township
1540 Sans Souci Highway
Wilkes-Barre, PA 18706
(570) 825-7352


1
2
3
4
5
6
7
8
9
Coles Creek
Stillwater
Rohrsburg
Forks
Lightstreet
Buckhorn
Jonestown
Riverside
Shumans

First National BANK of BERWICK

Yesterday's Traditions.
Tomorrow's Vision.

The First National Bank of Berwick is a locally-owned community bank with a philosophy firmly focused on maintaining our respect for tradition and service while providing our customers with the most current and innovative banking tools available. This belief in melding the best of the past, present and future can be seen in our logo, which expresses forward momentum in the dynamic curves of a contemporary letter "B." Our philosophy is carried out every day by our dedicated, friendly and talented team members, who adhere to the motto: **"Yesterday's Traditions. Tomorrow's Vision."**

Yesterday's Traditions ...

- a long history of growth and reliability
- a reputation for exemplary customer service
- well over a century of banking experience
- dedication to friendly hometown service
- a deep connection to the community
- a belief that our employees are the key to our success

Tomorrow's Vision ...

- up-to-the-minute banking technology
- products and services designed for the convenience of our customers
- responsiveness to modern customers' changing needs
- continued leadership in banking innovations
- employees empowered to be proactive service specialists
- a commitment to helping our customers, community and employees grow into a successful future

Common Stock Listing

First Keystone Corporation common stock is traded on the Over the Counter (OTC) Bulletin Board under the symbol "FKYS".

Direct Deposit of Dividends

Shareholders may have their cash dividends deposited directly into the account of their choice at any banking institution, with no charge. Additional information and enrollment materials for direct deposit can be obtained by calling 570-752-3671, extension 175 (locally), or 1-888-759-2266.

Dividend Reinvestment and Stock Purchase Plan

The Plan, open to residents of Pennsylvania, provides the opportunity to have dividends automatically reinvested into First Keystone Corporation stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. For information regarding the Plan, contact the Plan Administrator by writing to:

The First National Bank of Berwick
Plan Administrator
111 West Front Street
Berwick, Pennsylvania 18603

Or telephone: 570-752-3671, extension 175 (locally), or 1-888-759-2266

Shareholder Assistance

If you need assistance to change or transfer registration of your stock certificate, to report a lost certificate, or other related inquires, please contact our transfer agent by writing to:

The First National Bank of Berwick
Attention: Shareholder Services
111 West Front Street
Berwick, Pennsylvania 18603

Or telephone: 570-752-3671, extension 175 (locally), or 1-888-759-2266

Internet

Information regarding First Keystone Corporation and its principal subsidiary, The First National Bank of Berwick, is available on the Internet at www.firstnationalberwick.com. Our Email address is fnb@fnbbwk.com.